SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended December 31, 2017

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-________.

QUARTERLY REPORT

Quarter Ended December 31, 2017

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States, references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India, references to “MXN” are to the legal currency of Mexico, and references to “EUR” or “euros” are to the legal currency of the European Union. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to our unaudited condensed consolidated interim financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADSs” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards as issued by the IASB, to “SIC” are to the Standing Interpretations Committee and to "IFRIC" are to the International Financial Reporting Interpretations Committee.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “EU” are to the European Union. All references to “we”, “us”, “our”, “DRL”, “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries, unless otherwise specified. Market share data is based on information provided by IMS Health Inc. and its affiliates (“IMS Health”), a provider of market research to the pharmaceutical industry, unless otherwise stated.

Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1.00 = Rs.63.83, as published by Federal Reserve Board of Governors on December 29, 2017. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

Forward-Looking and Cautionary Statement

IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION TITLED “OPERATING AND FINANCIAL REVIEW, TREND INFORMATION” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH AND/OR FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

ITEM 1. FINANCIAL STATEMENTS

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	December 31, 2017		December 31, 2017		March 31, 2017
		Convenience translation into U.S.$ (See Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	4	U.S.$	31	Rs.	2,010	Rs.	3,866
Other investments	5		313		19,948		14,270
Trade and other receivables			665		42,432		38,065
Inventories	6		420		26,825		28,529
Derivative financial instruments	8		6		362		262
Current tax assets			63		4,039		3,413
Other current assets			217		13,875		11,970
Total current assets		U.S.$	1,715	Rs.	109,491	Rs.	100,375
Non-current assets
Property, plant and equipment	9	U.S.$	912	Rs.	58,189	Rs.	57,160
Goodwill	10		61		3,870		3,752
Other intangible assets	11		694		44,312		44,925
Trade and other receivables			3		161		206
Investment in equity accounted investees			30		1,940		1,603
Other investments	5		48		3,074		5,237
Deferred tax assets			61		3,898		5,580
Other non-current assets			16		1,021		983
Total non-current assets		U.S.$	1,825	Rs.	116,465	Rs.	119,446
Total assets		U.S.$	3,540	Rs.	225,956	Rs.	219,821
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		U.S.$	228	Rs.	14,575	Rs.	13,417
Short-term borrowings	12		475		30,301		43,539
Long-term borrowings, current	12		1		64		110
Provisions			61		3,907		4,509
Current tax liabilities			24		1,525		1,483
Derivative financial instruments	8		0		9		10
Bank overdraft	4		1		85		87
Other current liabilities			356		22,732		21,845
Total current liabilities		U.S.$	1,147	Rs.	73,198	Rs.	85,000
Non-current liabilities
Long-term borrowings, excluding current	12	U.S.$	383	Rs.	24,461	Rs.	5,449
Deferred tax liabilities			12		764		1,204
Provisions			1		50		47
Other non-current liabilities			60		3,798		4,077
Total non-current liabilities		U.S.$	455	Rs.	29,073	Rs.	10,777
Total liabilities		U.S.$	1,602	Rs.	102,271	Rs.	95,777
Equity
Share capital	15	U.S.$	13	Rs.	829	Rs.	829
Share premium			121		7,745		7,359
Share based payment reserve			15		930		998
Capital redemption reserve			3		173		173
Retained earnings			1,737		110,843		108,051
Other components of equity			50		3,165		6,634
Total equity		U.S.$	1,938	Rs.	123,685	Rs.	124,044
Total liabilities and equity		U.S.$	3,540	Rs.	225,956	Rs.	219,821

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS

(in millions, except share and per share data)

		For the nine months ended December 31,						For the three months ended December 31,
Particulars	Note	2017		2017		2016		2017		2016
		Convenience translation into U.S.$ (See Note 2(d))
Revenues(1)		U.S.$	1,671	Rs.	106,679	Rs.	105,267	Rs.	38,060	Rs.	37,065
Cost of revenues			772		49,270		45,093		16,649		15,166
Gross profit			899		57,409		60,174		21,411		21,899
Selling, general and administrative expenses			546		34,843		35,399		12,048		11,341
Research and development expenses			218		13,917		14,972		4,667		4,956
Other (income)/expense, net	13		(10)		(621)		(560)		(313)		(187)
Total operating expenses			754		48,139		49,811		16,402		16,110
Results from operating activities (A)			145		9,270		10,363		5,009		5,789
Finance income			26		1,688		1,302		1,053		218
Finance expense			(10)		(640)		(448)		(202)		(174)
Finance (expense)/income, net (B)	14		16		1,048		854		851		44
Share of profit of equity accounted investees, net of tax (C)			4		275		247		85		89
Profit before tax [(A)+(B)+(C)]			166		10,593		11,464		5,945		5,922
Tax expense	18		60		3,809		2,550		2,601		1,221
Profit for the period			106		6,784		8,914		3,344		4,701
Attributable to:
Equity holders of the Company			106		6,784		8,914		3,344		4,701
Non-controlling interest			-		-		-		-		-
Profit for the period		U.S.$	106	Rs.	6,784	Rs.	8,914	Rs.	3,344	Rs.	4,701
Earnings per share:
Basic earnings per share of Rs.5/- each		U.S.$	0.64	Rs.	40.91	Rs.	53.39	Rs.	20.16	Rs.	28.38
Diluted earnings per share of Rs.5/- each		U.S.$	0.64	Rs.	40.83	Rs.	53.26	Rs.	20.13	Rs.	28.32

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

(1)	Effective July 1, 2017, Goods and Services Tax (“GST”) was introduced in India. Following the principles of IAS 18, revenues from operations are disclosed net of GST. For periods prior to July 1, 2017, the excise duty amount was recorded as part of revenues with a corresponding amount recorded in the cost of revenues. Accordingly, revenues and cost of revenues for the three months and nine months ended December 31, 2017 are not comparable with those of the previous periods presented.

Tabulated below are the details of excise duty included in revenues:

	For the nine months ended December 31,				For the three months ended December 31,
	2017		2016		2017		2016
Excise duty included in revenues	Rs.	173	Rs.	718	Rs.	-	Rs.	245

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	For the nine months ended December 31,						For the three months ended December 31,
Particulars	2017		2017		2016		2017		2016
	Convenience translation into U.S.$ (See Note 2(d))
Profit for the period	U.S.$	106	Rs.	6,784	Rs.	8,914	Rs.	3,344	Rs.	4,701
Other comprehensive income/(loss)
Items that will not be reclassified to the consolidated income statement:		-		-		-		-		-
Items that may be reclassified subsequently to the consolidated income statement:
Changes in fair value of available for sale financial instruments	U.S.$	(68)	Rs.	(4,316)	Rs.	2,842	Rs.	(2,076)	Rs.	1,074
Foreign currency translation adjustments		(5)		(340)		(328)		(222)		182
Effective portion of changes in fair value of cash flow hedges, net		1		94		832		124		(37)
Tax on items that may be reclassified subsequently to the consolidated income statement		17		1,093		(729)		571		(253)
Total of items that may be reclassified subsequently to the consolidated income statement	U.S.$	(54)	Rs.	(3,469)	Rs.	2,617	Rs.	(1,603)	Rs.	966
Other comprehensive income/(loss) for the period, net of tax	U.S.$	(54)	Rs.	(3,469)	Rs.	2,617	Rs.	(1,603)	Rs.	966
Total comprehensive income for the period	U.S.$	52	Rs.	3,315	Rs.	11,531	Rs.	1,741	Rs.	5,667
Attributable to:
Equity holders of the Company		52		3,315		11,531		1,741		5,667
Non-controlling interest		-		-		-		-		-
Total comprehensive income for the period	U.S.$	52	Rs.	3,315	Rs.	11,531	Rs.	1,741	Rs.	5,667

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

Particulars	Share capital		Share premium		Share based payment reserve		Fair value reserve		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Actuarial gains/ (losses)		Retained earnings		Total
Balance as of April 1, 2017 (A)	Rs.	829	Rs.	7,359	Rs.	998	Rs.	2,744	Rs.	4,233	Rs.	86	Rs.	173	Rs.	(429)	Rs.	108,051	Rs.	124,044
Total comprehensive income
Profit for the period	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	6,784	Rs.	6,784
Net change in fair value of available for sale financial instruments, net of tax benefit of Rs.1,089		-		-		-		(3,227)		-		-		-		-		-		(3,227)
Foreign currency translation adjustments, net of tax benefit of Rs.32		-		-		-		-		(308)		-		-		-		-		(308)
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.28		-		-		-		-		-		66		-		-		-		66
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	(3,227)	Rs.	(308)	Rs.	66	Rs.	-	Rs.	-	Rs.	6,784	Rs.	3,315
Transactions with owners of the Company
Contributions and distributions
Issue of equity shares on exercise of options	Rs.	0	Rs.	386	Rs.	(386)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	0
Share based payment expense		-		-		318		-		-		-		-		-		-		318
Dividend paid (including corporate dividend tax)		-		-		-		-		-		-		-		-		(3,992)		(3,992)
Total contributions and distributions	Rs.	0	Rs.	386	Rs.	(68)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(3,992)	Rs.	(3,674)
Changes in ownership interests	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-
Total transactions with owners of the Company (C)	Rs.	0	Rs.	386	Rs.	(68)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(3,992)	Rs.	(3,674)
Balance as of December 31, 2017 [(A)+(B)+(C)]	Rs.	829	Rs.	7,745	Rs.	930	Rs.	(483)	Rs.	3,925	Rs.	152	Rs.	173	Rs.	(429)	Rs.	110,843	Rs.	123,685
Convenience translation into U.S.$ (See note 2(d))	U.S.$	13	U.S.$	121	U.S.$	15	U.S.$	(8)	U.S.$	62	U.S.$	2	U.S.$	3	U.S.$	(7)	U.S.$	1,737	U.S.$	1,938

Balance as of April 1, 2016 (D)	Rs.	853	Rs.	22,601	Rs.	1,100	Rs.	1,034	Rs.	4,424	Rs.	(822)	Rs.	148	Rs.	(404)	Rs.	99,402	Rs.	128,336
Total comprehensive income
Profit for the period	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	8,914	Rs.	8,914
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.682		-		-		-		2,160		-		-		-		-		-		2,160
Foreign currency translation adjustments, net of tax expense of Rs.28		-		-		-		-		(356)		-		-		-		-		(356)
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.19		-		-		-		-		-		813		-		-		-		813
Total comprehensive income (E)	Rs.	-	Rs.	-	Rs.	-	Rs.	2,160	Rs.	(356)	Rs.	813	Rs.	-	Rs.	-	Rs.	8,914	Rs.	11,531
Transactions with owners of the Company
Contributions and distributions
Issue of equity shares on exercise of options	Rs.	1	Rs.	422	Rs.	(422)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	1
Buyback of equity shares(1)		(25)		(15,669)		-		-		-		-		-		-		-		(15,694)
Share based payment expense		-		-		256		-		-		-		-		-		-		256
Dividend paid (including corporate dividend tax)		-		-		-		-		-		-		-		-		(3,390)		(3,390)
Transfer to capital redemption reserve		-		(25)		-		-		-		-		25		-		-		-
Total contributions and distributions	Rs.	(24)	Rs.	(15,272)	Rs.	(166)	Rs.	-	Rs.	-	Rs.	-	Rs.	25	Rs.	-	Rs.	(3,390)	Rs.	(18,827)
Changes in ownership interests	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-
Total transactions with owners of the Company (F)	Rs.	(24)	Rs.	(15,272)	Rs.	(166)	Rs.	-	Rs.	-	Rs.	-	Rs.	25	Rs.	-	Rs.	(3,390)	Rs.	(18,827)
Balance as of December 31, 2016 [(D)+(E)+(F)]	Rs.	829	Rs.	7,329	Rs.	934	Rs.	3,194	Rs.	4,068	Rs.	(9)	Rs.	173	Rs.	(404)	Rs.	104,926	Rs.	121,040

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

(1)	Refer to Note 15 of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(in millions, except share and per share data)

		For the nine months ended December 31,
	Note	2017		2017		2016
Particulars		Convenience translation into U.S.$ (See Note 2(d))
Cash flows from/(used in) operating activities:
Profit for the period		U.S.$	106	Rs.	6,784	Rs.	8,914
Adjustments for:
Income tax expense			60		3,809		2,550
Dividend and profit on sale of investments	14		(18)		(1,177)		(770)
Depreciation and amortization	20		136		8,712		8,419
Impairment on other intangible assets			0		20		99
Inventory write-downs	6		33		2,102		1,999
Allowance for doubtful trade and other receivables			2		151		49
(Gain)/loss on sale of property, plant and equipment and other intangible assets, net	13		0		21		(12)
Allowance for sales returns			33		2,112		2,243
Share of profit of equity accounted investees			(4)		(275)		(247)
Exchange (gain)/loss, net			(24)		(1,512)		45
Interest (income)/expense, net	14		2		156		(21)
Share based payment expense	16		5		344		286
Changes in operating assets and liabilities:
Trade and other receivables			(74)		(4,750)		1,350
Inventories			(5)		(329)		(6,689)
Trade and other payables			23		1,474		1,262
Other assets and other liabilities			(52)		(3,348)		(2,664)
Cash flows from/(used in) operating activities		U.S.$	224	Rs.	14,294	Rs.	16,813
Income tax paid			(32)		(2,046)		(3,817)
Net cash from/(used in) operating activities		U.S.$	192	Rs.	12,248	Rs.	12,996
Cash flows from/(used in) investing activities:
Purchase of property, plant and equipment		U.S.$	(122)	Rs.	(7,786)	Rs.	(9,325)
Proceeds from sale of property, plant and equipment			1		59		65
Purchase of other intangible assets			(25)		(1,610)		(28,307)
Investment in equity accounted investees			-		-		(86)
Purchase of other investments			(641)		(40,932)		(36,032)
Proceeds from sale of other investments			537		34,287		57,977
Interest and dividend received			5		302		477
Net cash from/(used in) investing activities		U.S.$	(246)	Rs.	(15,680)	Rs.	(15,231)
Cash flows from/(used in) financing activities:
Proceeds from issuance of equity shares		U.S.$	0	Rs.	0	Rs.	1
Buyback of equity shares			-		-		(15,694)
Proceeds from/(repayment of) short-term borrowings, net			(194)		(12,397)		28,537
Proceeds from/(repayment of) long-term borrowings, net			297		18,970		(5,226)
Dividend paid (including corporate dividend tax)			(63)		(3,992)		(3,390)
Interest paid			(15)		(984)		(524)
Net cash from/(used in) financing activities		U.S.$	25	Rs.	1,597	Rs.	3,704
Net increase/(decrease) in cash and cash equivalents			(29)		(1,835)		1,469
Effect of exchange rate changes on cash and cash equivalents			(0)		(19)		(359)
Cash and cash equivalents at the beginning of the period	4		59		3,779		4,921
Cash and cash equivalents at the end of the period	4	U.S.$	30	Rs.	1,925	Rs.	6,031

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

1. Reporting entity

Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries and joint ventures (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered in Hyderabad, Telangana, India. Through its three businesses - Global Generics, Pharmaceutical Services and Active Ingredients, and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients (“APIs”), Custom Pharmaceutical Services (“CPS”), generics, biosimilars and differentiated formulations. The Company’s principal research and development facilities are located in the states of Telangana and Andhra Pradesh in India, Cambridge in the United Kingdom and Leiden in the Netherlands; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India, Cuernavaca-Cuautla in Mexico, Mirfield in the United Kingdom, and Louisiana and Tennessee in the United States; and its principal markets are in India, Russia, the United States, the United Kingdom, and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and also on the New York Stock Exchange in the United States.

2. Basis of preparation of financial statements

a) Statement of compliance

These unaudited condensed consolidated interim financial statements (hereinafter referred to as “interim financial statements”) are prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for a complete set of annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These interim financial statements were authorized for issuance by the Company’s Board of Directors on February 2, 2018.

b) Significant accounting policies

The accounting policies applied by the Company in these interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as at and for the year ended March 31, 2017 contained in the Company’s Annual Report on Form 20-F.

c) Basis of measurement

These interim financial statements have been prepared on the historical cost convention and on an accrual basis, except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value;

•	available for sale financial assets are measured at fair value;

•	held-to-maturity financial assets are measured at amortized cost using the effective interest rate method;

•	employee defined benefit assets/(liabilities) are recognized as the net total of the fair value of plan assets adjusted for actuarial gains/(losses) and the present value of the defined benefit obligation;

•	long term borrowings, except obligations under finance leases, are measured at amortized cost using the effective interest rate method; and

•	investments in joint ventures are accounted for using the equity method.

d) Convenience translation

These interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these interim financial statements as of and for the nine months ended December 31, 2017 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.63.83, as published by the Federal Reserve Board of Governors on December 29, 2017. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to review by the Company’s independent auditors.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2. Basis of preparation of financial statements (continued)

e) Functional and presentation currency

These interim financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented in Indian rupees has been rounded to the nearest million.

In respect of certain non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). The operations of these entities are largely restricted to importing of finished goods from the parent company in India, sales of these products in the foreign country and making of import payments to the parent company. The cash flows realized from sales of goods are available for making import payments to the parent company and cash is paid to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company.

In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been generally determined to be the local currency of those countries/regions, unless use of a different currency is considered appropriate.

f) Use of estimates and judgments

The preparation of interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. In preparing these interim financial statements, excepting the change as mentioned below, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended March 31, 2017.

g) Recent accounting pronouncements

Standards issued but not yet effective and not early adopted by the Company

IFRS 9, Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, “Financial instruments”. IFRS 9 significantly differs from IAS 39, “Financial Instruments: Recognition and Measurement”, and includes a logical model for classification and measurement, a single, forward-looking “expected loss” impairment model and a substantially-reformed approach to hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The new Standard will materially impact the classification and measurement of the Company's financial instruments, documentation relating to hedging financial exposures and recognition of certain fair value changes.

IFRS 15, Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”. This comprehensive new standard will supersede existing revenue recognition guidance, and requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements.

IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

The Company intends to adopt IFRS 15 effective April 1, 2018, using the modified retrospective method. The adoption of IFRS 15 is not expected to have a significant impact on the Company’s recognition of revenues from product sales and service income. However, the Company continues to assess the impact of IFRS 15 on other revenue and income streams including, but not limited to, revenue from collaborative arrangements, license fee and milestone revenues.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2. Basis of preparation of financial statements (continued)

g) Recent accounting pronouncements (continued)

IFRS 16, Leases

In January 2016, the IASB issued a new standard, IFRS 16, “Leases”. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, “Leases”, and related interpretations and is effective for annual reporting periods beginning on or after January 1, 2019. Earlier adoption of IFRS 16 is permitted if IFRS 15, “Revenue from Contracts with Customers”, has also been applied.

Upon adoption, a portion of the annual operating lease expense, which is currently fully recognized as functional expense, will be recognized as finance expense. Further, a portion of the annual lease payments recognized in the cash flow statement as reduction of lease liability will be recognized as outflow from financing activities, which are currently fully recognized as an outflow from operating activities.

The undiscounted operating lease commitments as on March 31, 2017 of Rs.1,710, as disclosed in Note 28 of Form 20-F for the year ended March 31, 2017, provides an indicator of impact of implementation of IFRS 16 on the consolidated financial statements of the Company. Accordingly, the Company believes that the adoption of IFRS 16 will not have a material impact on the consolidated financial statements of the Company.

IFRIC 22, Foreign Currency Transactions and Advance Consideration

In December 2016, the IASB issued IFRIC Interpretation 22, “Foreign Currency Transactions and Advance Consideration,” which addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency. IFRIC Interpretation 22 is effective for annual reporting periods beginning on or after January 1, 2018. Earlier application is permitted. The Company is in the process of evaluating the impact of this change in the accounting standard on its consolidated financial statements.

IFRIC 23, Uncertainty over Income Tax treatments

On June 7, 2017, the IFRS Interpretations Committee issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12 “Income taxes”, are applied where there is uncertainty over income tax treatments.

IFRIC 23 explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment. An uncertain tax treatment is any tax treatment applied by an entity where there is uncertainty over whether that treatment will be accepted by the applicable tax authority. For example, a decision to claim a deduction for a specific expense or not to include a specific item of income in a tax return is an uncertain tax treatment if its acceptability is uncertain under applicable tax law. The interpretation provides specific guidance in several areas where previously IAS 12 was silent. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates.

The interpretation is effective for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted. An entity can, on initial application, elect to apply this interpretation either:

•	retrospectively applying IAS 8, if possible without the use of hindsight; or

•	retrospectively, with the cumulative effect of initially applying the interpretation recognized at the date of initial application as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate).

The Company is in the process of evaluating the impact of IFRIC 23 on the consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment. The Chief Executive Officer is the CODM of the Company.

The Company’s reportable operating segments are as follows:

•	Global Generics;
•	Pharmaceutical Services and Active Ingredients (“PSAI”); and
•	Proprietary Products.

Global Generics. This segment consists of the Company’s business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company’s biologics business.

Pharmaceutical Services and Active Ingredients. This segment consists of the Company’s business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API” or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes the Company’s contract research services business and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Proprietary Products. This segment consists of the Company’s business that focuses on the research, development, and manufacture of differentiated formulations. These products fall within the dermatology and neurology therapeutic areas and are marketed and sold through Promius® Pharma, LLC.

Others. This segment consists of the operations of the Company’s wholly-owned subsidiary, Aurigene Discovery Technologies Limited, a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation and which works with established pharmaceutical and biotechnology companies in early-stage collaborations, bringing drug candidates from hit generation to pre-clinical development.

The measurement of each segment’s revenues and expenses is consistent with the accounting policies that are used in preparation of the Company’s consolidated financial statements.

Information about segments:	For the nine months ended December 31, 2017
Segments	Global Generics		PSAI		Proprietary Products		Others		Total
Revenues(1)	Rs.	86,178	Rs.	15,741	Rs.	3,397	Rs.	1,363	Rs.	106,679
Gross profit	Rs.	50,684	Rs.	2,936	Rs.	3,073	Rs.	716	Rs.	57,409
Selling, general and administrative expenses										34,843
Research and development expenses										13,917
Other (income)/expense, net										(621)
Results from operating activities									Rs.	9,270
Finance (expense)/income, net										1,048
Share of profit of equity accounted investees, net of tax										275
Profit before tax									Rs.	10,593
Tax expense										3,809
Profit for the period									Rs.	6,784

(1)	Revenues for the nine months ended December 31, 2017 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.4,044.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Segment reporting (continued)

Information about segments:	For the nine months ended December 31, 2016
Segments	Global Generics		PSAI		Proprietary Products		Others		Total
Revenues(1)	Rs.	86,271	Rs.	15,876	Rs.	1,811	Rs.	1,309	Rs.	105,267
Gross profit	Rs.	54,055	Rs.	3,932	Rs.	1,541	Rs.	646	Rs.	60,174
Selling, general and administrative expenses										35,399
Research and development expenses										14,972
Other (income)/expense, net										(560)
Results from operating activities									Rs.	10,363
Finance (expense)/income, net										854
Share of profit of equity accounted investees, net of tax										247
Profit before tax									Rs.	11,464
Tax expense										2,550
Profit for the period									Rs.	8,914

(1)	Revenues for the nine months ended December 31, 2016 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.4,733.

Information about segments:	For the three months ended December 31, 2017
Segments	Global Generics		PSAI		Proprietary Products		Others		Total
Revenues(1)	Rs.	30,105	Rs.	5,436	Rs.	2,137	Rs.	382	Rs.	38,060
Gross profit	Rs.	17,912	Rs.	1,296	Rs.	2,022	Rs.	181	Rs.	21,411
Selling, general and administrative expenses										12,048
Research and development expenses										4,667
Other (income)/expense, net										(313)
Results from operating activities									Rs.	5,009
Finance (expense)/income, net										851
Share of profit of equity accounted investees, net of tax										85
Profit before tax									Rs.	5,945
Tax expense										2,601
Profit for the period									Rs.	3,344

(1)	Revenues for the three months ended December 31, 2017 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.1,349.

Information about segments:	For the three months ended December 31, 2016
Segments	Global Generics		PSAI		Proprietary Products		Others		Total
Revenues (1)	Rs.	30,638	Rs.	5,399	Rs.	603	Rs.	425	Rs.	37,065
Gross profit	Rs.	19,649	Rs.	1,530	Rs.	509	Rs.	211	Rs.	21,899
Selling, general and administrative expenses										11,341
Research and development expenses										4,956
Other (income)/expense, net										(187)
Results from operating activities									Rs.	5,789
Finance (expense)/income, net										44
Share of profit of equity accounted investees, net of tax										89
Profit before tax									Rs.	5,922
Tax expense										1,221
Profit for the period									Rs.	4,701

(1)	Revenues for the three months ended December 31, 2016 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.1,517.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3. Segment reporting (continued)

Analysis of revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the nine months ended December 31,				For the three months ended December 31,
Country		2017		2016		2017		2016
India	Rs.	19,642	Rs.	18,822	Rs.	6,761	Rs.	6,379
United States		51,640		53,276		19,148		18,578
Russia		10,046		8,112		3,367		3,087
Others		25,351		25,057		8,784		9,021
	Rs.	106,679	Rs.	105,267	Rs.	38,060	Rs.	37,065

4. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of
	December 31, 2017		March 31, 2017
Cash balances	Rs.	2	Rs.	3
Balances with banks		1,451		1,131
Term deposits with banks (original maturities up to 3 months)		557		2,732
Cash and cash equivalents in the statement of financial position		2,010		3,866
Bank overdrafts used for cash management purposes		85		87
Cash and cash equivalents in the statement of cash flow	Rs.	1,925	Rs.	3,779

Cash and cash equivalents included restricted cash of Rs.155 and Rs.177, respectively, as of December 31, 2017 and March 31, 2017, which consisted of:

•	Rs.75 as of December 31, 2017 and Rs.64 as of March 31, 2017, representing amounts in the Company’s unclaimed dividend and debenture interest accounts;

•	Rs.57 as of December 31, 2017 and Rs.0 as of March 31, 2017, representing cash collateral with banks;

•	Rs.2 as of December 31, 2017 and Rs.38 as of March 31, 2017, representing cash and cash equivalents of the Company’s subsidiary in Venezuela, which are subject to foreign exchange controls (refer to Note 26 of these interim financial statements for further details);

•	Rs.0 as of December 31, 2017 and Rs.49 as of March 31, 2017, representing the portion of the purchase consideration deposited in an escrow account, pursuant to an acquisition of an intangible asset; and

•	Rs.21 as of December 31, 2017 and Rs.26 as of March 31, 2017, representing other restricted cash amounts.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

5. Other investments

Other investments consist of investments in units of mutual funds, equity securities, zero coupon bonds and term deposits (i.e., certificates of deposit having an original maturity period exceeding 3 months) with banks. The details of such investments as of December 31, 2017 were as follows:

	Cost		Gain/(loss) recognized directly in equity		Fair value
Investment in units of mutual funds	Rs.	17,574	Rs.	850	Rs.	18,424
Investment in equity securities(1)		2,703		(1,443)		1,260
Term deposits with banks		1,805		-		1,805
Investment in zero coupon bonds		1,533		-		1,533
	Rs.	23,615	Rs.	(593)	Rs.	23,022
Current portion
Investment in units of mutual funds	Rs.	17,361	Rs.	791	Rs.	18,152
Term deposits with banks		1,796		-		1,796
	Rs.	19,157	Rs.	791	Rs.	19,948
Non-current portion
Investment in units of mutual funds	Rs.	213	Rs.	59	Rs.	272
Investment in equity securities(1)		2,703		(1,443)		1,260
Term deposits with banks		9		-		9
Investment in zero coupon bonds		1,533		-		1,533
	Rs.	4,458	Rs.	(1,384)	Rs.	3,074

(1)	Primarily represents the shares of Curis, Inc. Refer to Note 22 of these interim financial statements for further details.

As of March 31, 2017, the details of such investments were as follows:

	Cost		Gain/(loss) recognized directly in equity		Fair value
Investment in units of mutual funds	Rs.	9,677	Rs.	1,464	Rs.	11,141
Investment in equity securities(1)		2,703		2,260		4,963
Term deposits with banks		3,403		-		3,403
	Rs.	15,783	Rs.	3,724	Rs.	19,507
Current portion
Investment in units of mutual funds	Rs.	9,464	Rs.	1,417	Rs.	10,881
Term deposits with banks		3,389		-		3,389
	Rs.	12,853	Rs.	1,417	Rs.	14,270
Non-current portion
Investment in units of mutual funds	Rs.	213	Rs.	47	Rs.	260
Investment in equity securities(1)		2,703		2,260		4,963
Term deposits with banks		14		-		14
	Rs.	2,930	Rs.	2,307	Rs.	5,237

(1)	Primarily represents the shares of Curis, Inc. Refer to Note 22 of these interim financial statements for further details.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

6. Inventories

Inventories consist of the following:

	As of
	December 31, 2017		March 31, 2017
Raw materials	Rs.	6,724	Rs.	7,226
Packing materials, stores and spares		2,424		2,315
Work-in-progress		6,993		6,614
Finished goods		10,684		12,374
	Rs.	26,825	Rs.	28,529

Details of inventories recognized in consolidated income statement:

	For the nine months ended December 31,				For the three months ended December 31,
	2017		2016		2017		2016
Raw materials, consumables and changes in finished goods and work in progress	Rs.	23,429	Rs.	19,265	Rs.	8,540	Rs.	6,636
Inventory write-downs		2,102		1,999		516		518

7. Hedges of foreign currency exchange rate risks

The Company is exposed to exchange rate risk that arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Romanian new leus and Euros, and foreign currency debt in U.S. dollars, Russian roubles, Ukrainian hryvnias and Euros. The Company uses forward contracts, option contracts and currency swap contracts (collectively, “derivatives”) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy.

Hedges of highly probable forecast transactions

•	The Company classifies its derivative contracts that hedge foreign exchange risk associated with its highly probable forecast transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded as a component of equity within the Company’s “hedging reserve”, and re-classified to the consolidated income statement as revenue in the period corresponding to the occurrence of the forecast transactions. The ineffective portion of such cash flow hedges is immediately recorded in the consolidated income statement as a finance cost.

•	The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for the hedge of foreign exchange risk associated with highly probable forecast transactions and, accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded as a component of equity within the Company’s “hedging reserve”, and re-classified to the consolidated income statement as revenue in the period corresponding to the occurrence of the forecast transactions.

•	The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a gain of Rs.222 as at December 31, 2017, as compared to a gain of Rs.129 as at March 31, 2017.

Details of gain/(loss) recognized in respect of aforesaid transactions

	For the nine months ended December 31,				For the three months ended December 31,
	2017		2016		2017		2016
Net gain/(loss) recognized in finance costs in respect of foreign exchange derivative contracts	Rs.	(517)	Rs.	43	Rs.	(410)	Rs.	47
Net gain/(loss) recognized in equity in respect of hedges of highly probable forecast transactions		94		832		124		(37)
Net gain/(loss) recognized as component of revenue		463		(771)		143		21

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

7. Hedges of foreign currency exchange rate risks (continued)

Hedges of recognized assets and liabilities

Changes in the fair value of forward contracts and option contracts that economically hedge monetary assets and liabilities in foreign currencies, and for which no hedge accounting is applied, are recognized in the consolidated income statement. The changes in fair value of such forward contracts and option contracts, as well as the foreign exchange gains and losses relating to the monetary items, are recognized in the consolidated income statement as part of “finance (expense)/income, net”.

Hedges of changes in the interest rates

Consistent with the Company’s risk management policy, interest rate swaps are used to mitigate the risk of changes in interest rates. These instruments are not used for trading or speculative purposes.

8. Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments consist of investments in mutual funds, equity and debt securities, trade receivables, cash and cash equivalents, loans and borrowings, and trade payables.

Derivative financial instruments

The Company uses derivative contracts to mitigate its risk of changes in foreign currency exchange rates. The Company uses interest rate swaps (including cross currency interest rate swaps) to mitigate the risk of changes in interest rates.

Financial instruments by category

The carrying value and fair value of financial instruments by each category as at December 31, 2017 were as follows:

	Note	Loans and receivables		Available for sale		Held-to- maturity(a)		Other financial liabilities		Derivatives		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	4	Rs.	2,010	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	2,010	Rs.	2,010
Other investments	5		1,805		19,684		1,533		-		-		23,022		23,022
Trade and other receivables			42,593		-		-		-		-		42,593		42,593
Derivative financial instruments			-		-		-		-		362		362		362
Other assets(1)			1,781		-		-		-		-		1,781		1,781
Total		Rs.	48,189	Rs.	19,684	Rs.	1,533	Rs.	-	Rs.	362	Rs.	69,768	Rs.	69,768
Liabilities:
Trade and other payables		Rs.	-	Rs.	-	Rs.	-	Rs.	14,575	Rs.	-	Rs.	14,575	Rs.	14,575
Derivative financial instruments			-		-		-		-		9		9		9
Long-term borrowings	12		-		-		-		24,525		-		24,525		24,525
Short-term borrowings	12		-		-		-		30,301		-		30,301		30,301
Bank overdraft	4		-		-		-		85		-		85		85
Other liabilities and provisions(2)			-		-		-		21,449		-		21,449		21,449
Total		Rs.	-	Rs.	-	Rs.	-	Rs.	90,935	Rs.	9	Rs.	90,944	Rs.	90,944

(a)	Investment in zero coupon bonds.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

8. Financial instruments (continued)

The carrying value and fair value of financial instruments by each category as at March 31, 2017 were as follows:

	Note	Loans and receivables		Available for sale		Other financial liabilities		Derivatives		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	4	Rs.	3,866	Rs.	-	Rs.	-	Rs.	-	Rs.	3,866	Rs.	3,866
Other investments	5		3,403		16,104		-		-		19,507		19,507
Trade and other receivables			38,271		-		-		-		38,271		38,271
Derivative financial instruments			-		-		-		262		262		262
Other assets(1)			1,916		-		-		-		1,916		1,916
Total		Rs.	47,456	Rs.	16,104	Rs.	-	Rs.	262	Rs.	63,822	Rs.	63,822
Liabilities:
Trade and other payables		Rs.	-	Rs.	-	Rs.	13,417	Rs.	-	Rs.	13,417	Rs.	13,417
Derivative financial instruments			-		-		-		10		10		10
Long-term borrowings	12		-		-		5,571		-		5,571		5,571
Short-term borrowings	12		-		-		43,539		-		43,539		43,539
Bank overdraft	4		-		-		87		-		87		87
Other liabilities and provisions(2)			-		-		20,391		-		20,391		20,391
Total		Rs.	-	Rs.	-	Rs.	83,005	Rs.	10	Rs.	83,015	Rs.	83,015

(1)	Other assets that are not financial assets (such as receivables from statutory authorities, export benefit receivables, prepaid expenses, advances paid and certain other receivables) of Rs.17,154 and Rs.14,450 as of December 31, 2017 and March 31, 2017, respectively, are not included.

(2)	Other liabilities and provisions that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) of Rs.10,563 and Rs.11,570 as of December 31, 2017 and March 31, 2017, respectively, are not included.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

Particulars	Level 1		Level 2		Level 3		Total
Available for sale - Financial asset - Investments in units of mutual funds	Rs.	18,424	Rs.	-	Rs.	-	Rs.	18,424
Available for sale - Financial asset - Investment in equity securities		1,260		-		-		1,260
Derivative financial instruments - net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		-		353		-		353

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

8. Financial instruments (continued)

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2017:

Particulars	Level 1		Level 2		Level 3		Total
Available for sale - Financial asset - Investments in units of mutual funds	Rs.	11,141	Rs.	-	Rs.	-	Rs.	11,141
Available for sale - Financial asset - Investment in equity securities		4,963		-		-		4,963
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		-		252		-		252

(1) The Company enters into derivative contracts with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs including foreign exchange forward rates, interest rate curves and forward rate curves.

As at December 31, 2017 and March 31, 2017, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

9. Property, plant and equipment

As of December 31, 2017 and March 31, 2017, the net carrying value of the property, plant and equipment was Rs. 58,189 and Rs. 57,160, respectively.

Acquisitions and disposals

	For the nine months ended December 31, 2017		For the nine months ended December 31, 2016		For the year ended March 31, 2017
Cost of assets acquired during the period	Rs.	7,310	Rs.	9,078	Rs.	11,622
Net book value of assets disposed of during the period		80		53		62
Loss/(gain) on disposal during the period		21		(12)		80

Depreciation expense

	For the nine months ended December 31,				For the three months ended December 31,
	2017		2016		2017		2016
Cost of revenues	Rs.	4,771	Rs.	4,270	Rs.	1,612	Rs.	1,489
Selling, general and administrative expenses		583		547		200		185
Research and development expenses		822		776		278		262
	Rs.	6,176	Rs.	5,593		2,090	Rs.	1,936

Capital commitments

As of December 31, 2017 and March 31, 2017, the Company was committed to spend Rs.3,275 and Rs.5,256, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

10. Goodwill

Goodwill arising on business combinations is not amortized but tested for impairment at least annually or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents the changes in goodwill during the nine months ended December 31, 2017 and the year ended March 31, 2017:

	As of
	December 31, 2017		March 31, 2017
Opening balance, gross(1)	Rs.	20,026	Rs.	20,122
Goodwill arising on business combinations during the period(2)		-		10
Effect of translation adjustments		118		(106)
Impairment loss(3)		(16,274)		(16,274)
Closing balance(1)	Rs.	3,870	Rs.	3,752

(1)	This does not include goodwill arising upon investment in an associate of Rs.181, which is included in the carrying value of the investment in equity accounted investees.

(2)	Rs.10 as of March 31, 2017 represents goodwill arising from the acquisition of Imperial Credit Private Limited.

(3)	The impairment loss of Rs.16,274 includes Rs.16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment. This impairment loss was recorded during the years ended March 31, 2009 and 2010.

11. Other intangible assets

During the three months and nine months ended December 31, 2017, the Company acquired intangible assets at an aggregate cost of Rs.202 and Rs.2,137, respectively (as compared to a cost of Rs.388 and Rs.28,700 for the three months and nine months ended December 31, 2016, respectively and Rs.29,205 for the year ended March 31, 2017).

Additions to intangible assets during the nine months ended December 31, 2016 include:

•	Rs.23,366 (U.S.$350), representing the consideration paid to Teva Pharmaceutical Industries Limited (“Teva”) to acquire eight Abbreviated New Drug Applications (“ANDAs”) in the United States forming part of the Company’s Global Generics segment (refer to Note 27 of these interim financial statements for further details);

•	Rs.3,159 (U.S.$47.5), representing the consideration for the acquisition from XenoPort, Inc. of exclusive U.S. rights for the development and commercialization of a clinical stage oral new chemical entity which forms a part of the Company’s Proprietary Products segment (refer to Note 27 of these interim financial statements for further details); and

•	Rs.1,148 (U.S.$17), representing the consideration for the purchase of over-the-counter (“OTC”) brands from Ducere Pharma LLC which form a part of the Company’s Global Generics segment (refer to Note 27 of these interim financial statements for further details).

Impairment of other intangible assets

During the nine months ended December 31, 2017, the Company recorded an impairment charge of Rs.20 pertaining to a product related intangible asset forming part of the Company’s Global Generics segment.

During the nine months ended December 31, 2016, the Company recorded impairment charges of Rs.72 and Rs.27 pertaining to certain product related intangible assets forming part of the Company’s Global Generics segment and Proprietary Products segment, respectively.

Amortization of other intangible assets

	For the nine months ended December 31,				For the three months ended December 31,
	2017		2016		2017		2016
Selling, general and administrative expenses	Rs.	2,236	Rs.	2,450	Rs.	778	Rs.	831
Cost of revenues		200		225		70		74
Research and development expenses		100		151		34		50
	Rs.	2,536	Rs.	2,826	Rs.	882	Rs.	955

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

12. Loans and borrowings

Short-term borrowings

The Company had net short-term borrowings of Rs.30,301 as of December 31, 2017, as compared to Rs.43,539 as of March 31, 2017. The borrowings primarily consist of “packing credit” loans drawn by the parent company and other unsecured loans drawn by certain of its subsidiaries in Switzerland, Germany, the United States, Russia and Ukraine.

Short-term borrowings consist of the following:

	As at
	December 31, 2017		March 31, 2017
Packing credit borrowings	Rs.	22,527	Rs.	18,699
Other foreign currency borrowings		7,774		24,840
	Rs.	30,301	Rs.	43,539

The interest rate profile of short-term borrowings from banks is given below:

	As at
	December 31, 2017		March 31, 2017
	Currency(1)	Interest Rate	Currency	Interest Rate
Packing credit borrowings	USD	LIBOR + (30) to 1 bps	USD	LIBOR + (30) to 1 bps
	-	-	USD	0.01%
	-	-	INR	T-Bill + 30bps
	INR	6.00%	INR	6.92% to 6.95%
	RUB	6.75%	RUB	9.95%
Other foreign currency borrowings	USD	LIBOR + 65 to 85 bps	USD	LIBOR + 40 to 60 bps
	RUB	9.43%	RUB	10.48%
	UAH	14.25%	-	-

(1)	“INR” means Indian rupees, “RUB” means Russian roubles, and “UAH” means Ukrainian hryvnia.

Short-term borrowing by Dr. Reddy’s Laboratories, SA

During the three months ended September 30, 2016, Dr. Reddy’s Laboratories, SA, one of the Company’s subsidiaries in Switzerland (the “Swiss Subsidiary”), borrowed U.S.$350 from certain institutional lenders at interest rates ranging from Libor plus 0.45% to 0.60% per annum. The borrowing was solely for the purpose of acquiring eight ANDAs from Teva in the United States (refer to Note 27 of these interim financial statements for additional details). The entire short-term borrowing of U.S.$350 was repaid during the three months ended June 30, 2017.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

12. Loans and borrowings (continued)

Long-term borrowings

Long-term borrowings consist of the following:

	As at
	December 31, 2017		March 31, 2017
Foreign currency borrowing by the parent company	Rs.	4,782	Rs.	4,852
Foreign currency borrowing by the Swiss Subsidiary		15,855		-
Foreign currency borrowing by the Company’s German subsidiary Reddy Holding GmbH		3,214		-
Obligations under finance leases		674		707
	Rs.	24,525	Rs.	5,559
Current portion
Obligations under finance leases	Rs.	64	Rs.	110
	Rs.	64	Rs.	110
Non-current portion
Foreign currency borrowing by the parent company	Rs.	4,782	Rs.	4,852
Foreign currency borrowing by the Swiss Subsidiary		15,855		-
Foreign currency borrowing by the Company’s German subsidiary Reddy Holding GmbH		3,214		-
Obligations under finance leases		610		597
	Rs.	24,461	Rs.	5,449

Long-term bank loan of the parent company

During the year ended March 31, 2014, the Company borrowed the sum of U.S.$150. The Company was required to repay the loan in five equal quarterly installments commencing at the end of the 54th month and continuing until the end of the 66th month from August 12, 2013. During the three months ended December 31, 2016, the Company entered into a financing arrangement with certain financial institutions to refinance the aforementioned borrowing of U.S.$150.

The Company repaid U.S.$75 of this loan on November 28, 2016, and is required to repay the U.S.$75 balance of the loan in 3 equal installments at the end of the 40th month, 43rd month and 46th month after the date the loan was made.

Long-term bank loan of subsidiary companies

During the three months ended June 30, 2017, the Company entered into a refinancing arrangement with certain financial institutions relating to the short-term borrowing of U.S.$350 in the Swiss Subsidiary. Pursuant to such arrangement, the Company repaid the short-term borrowing of U.S.$350 and incurred long-term borrowings of U.S.$250 in the Swiss Subsidiary and EUR 42 in the Company’s German subsidiary, Reddy Holding GmbH. The aforesaid loans are repayable over a 36 month period commencing at the end of the 24th month and continuing through the 60th month following the date of the loan agreement.

All the foregoing loan agreements impose various financial covenants on the Company. As of December 31, 2017, the Company was in compliance with all such financial covenants.

The interest rate profiles of long-term borrowings (other than obligations under finance leases) as at December 31, 2017 and March 31, 2017 were as follows:

As at
	December 31, 2017		March 31, 2017
	Currency	Interest Rate	Currency	Interest Rate
Foreign currency borrowings	USD	LIBOR + 45 to 82.7 bps	USD	LIBOR + 82.7 bps
	EUR	0.81%	-	-

Undrawn lines of credit from banks

The Company had undrawn lines of credit of Rs.20,209 and Rs.21,156 as of December 31, 2017 and March 31, 2017, respectively, from its banks for working capital requirements. The Company has the right to draw upon these lines of credit based on its working capital requirements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

13. Other (income)/expense, net

Other (income)/expense, net consists of the following:

	For the nine months ended December 31,				For the three months ended December 31,
	2017		2016		2017		2016
(Gain)/loss on sale/disposal of property, plant and equipment and other intangibles, net	Rs.	21	Rs.	(12)	Rs.	23	Rs.	(18)
Sale of spent chemicals		(206)		(158)		(73)		(49)
Scrap sales		(114)		(131)		(40)		(44)
Miscellaneous income, net		(322)		(259)		(223)		(76)
	Rs.	(621)	Rs.	(560)	Rs.	(313)	Rs.	(187)

14. Finance (expense)/income, net

Finance (expense)/income, net consists of the following:

	For the nine months ended December 31,				For the three months ended December 31,
	2017		2016		2017		2016
Interest income	Rs.	454	Rs.	459	Rs.	247	Rs.	111
Dividend and profit on sale of other investments (1)		1,177		770		806		107
Foreign exchange gain/(loss), net		27		63		(30)		(10)
Interest expense		(610)		(438)		(172)		(164)
	Rs.	1,048	Rs.	854	Rs.	851	Rs.	44

(1)	Profit on sale of other investments primarily represents amounts reclassified from other comprehensive income to the consolidated income statement on redemption of the Company’s “available for sale” financial instruments.

15. Share capital and share premium

The following table presents the changes in number of equity shares and amount of equity share capital for the nine months ended December 31, 2017 and December 31, 2016:

	As of December 31, 2017			As of December 31, 2016
	Number	Amount		Number	Amount
Opening number of equity shares	165,741,713	Rs.	829	170,607,653	Rs.	853
Issue of equity shares on exercise of options (1)	151,811		0	196,486		1
Buyback of equity shares (2)	-		-	(5,077,504)		(25)
Closing number of equity shares	165,893,524	Rs.	829	165,726,635	Rs.	829

(1)	During the nine months ended December 31, 2017 and 2016, there were 151,811 and 196,486 equity shares, respectively, issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Plan-2002 and Dr. Reddy’s Employees Stock Option Plan-2007. All of the options exercised had an exercise price of Rs.5, being equal to the par value of the underlying shares. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “share premium” in the unaudited condensed consolidated statements of changes in equity.

(2)	The Board of Directors of the Company, in their meeting held on February 17, 2016, approved a proposal to buy back equity shares of the Company, subject to approval by the Company’s shareholders, for an aggregate amount not exceeding Rs.15,694 and at a price not exceeding Rs.3,500 per equity share. The plan involved the purchase of such shares from shareholders of the Company (including persons who become shareholders by cancelling American Depository Shares and receiving underlying equity shares, and excluding the promoters and promoter group of the Company) under the open market route in accordance with the provisions contained in the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 and the Companies Act, 2013 and rules made thereunder. The shares bought back under this plan were required to be extinguished in accordance with the provisions of the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 and the Companies Act, 2013 and rules made thereunder.

The Company’s shareholders approved the buyback plan on April 1, 2016, and implementation of the buyback plan commenced on April 18, 2016 and ended on June 28, 2016. Under this plan, the Company bought back and extinguished 5,077,504 equity shares for an aggregate purchase price of Rs.15,694. The aggregate face value of the equity shares bought back was Rs.25.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

16. Employee stock incentive plans

Pursuant to the special resolutions approved by the shareholders in the Annual General Meetings held on September 24, 2001 and on July 27, 2005, respectively, the Company instituted the Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”) and the Dr. Reddy’s Employees ADR Stock Option Plan-2007 (the “DRL 2007 Plan”), each of which allows for grants of stock options to eligible employees.

The terms and conditions of the grants made during the nine months ended December 31, 2017 under the above plans were as follows:

Particulars	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2002 Plan	151,712	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	63,304	Rs.	5.00	1 to 4 years	5 years

The above grants were made on May 11, 2017.

The terms and conditions of the grants made during the nine months ended December 31, 2016 under the above plans were as follows:

Particulars	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2002 Plan	103,136	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	52,956	Rs.	5.00	1 to 4 years	5 years

The above grants were made on July 26, 2016, September 20, 2016 and November 15, 2016.

During the year ended March 31, 2015, the Company adopted a new program to grant performance linked stock options to certain employees under the DRL 2002 Plan and the DRL 2007 Plan. Under this program, performance was measured each year against pre-defined interim targets over the three year period ended on March 31, 2017 and eligible employees were granted stock options upon meeting such targets. The stock options so granted will vest only upon satisfaction of certain service conditions which range from 1 to 4 years. After vesting, such stock options generally have a maximum contractual term of five years.

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant.

The weighted average inputs used in computing the fair value of such grants were as follows:

	May 11, 2017		November 15, 2016		September 20, 2016		July 26, 2016
Expected volatility		30.08%		32.77%		32.92%		29.88%
Exercise price	Rs.	5.00	Rs.	5.00	Rs.	5.00	Rs.	5.00
Option life		2.5 Years		2.5 Years		2.5 Years		2.5 Years
Risk-free interest rate		6.69%		6.27%		6.81%		6.91%
Expected dividends		0.77%		0.60%		0.60%		0.60%
Grant date share price	Rs.	2,594.00	Rs.	3,310.70	Rs.	3,157.80	Rs.	3,319.65

Share-based payment expense

	For the nine months ended December 31,		For the three months ended December 31,
	2017	2016	2017	2016
Cash settled share-based payment expense(1)	26	30	19	19
Equity settled share-based payment expense(2)	318	256	104	108
	344	286	123	127

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

16. Employee stock incentive plans (continued)

(1)	Certain of the Company’s employees are eligible to receive share based payment awards that are settled in cash. These awards would vest only upon satisfaction of certain service conditions which range from 1 to 4 years. These awards entitle the employees to a cash payment on the vesting date. The amount of the cash payment is determined based on the price of the Company’s ADSs at the time of vesting. As of December 31, 2017, there was Rs.96 of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 2.05 years. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.

(2)	As of December 31, 2017, there was Rs.410 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 2.06 years.

17. Employee benefit plans

Gratuity benefits provided by the parent company

In accordance with applicable Indian laws, the Company has a defined benefit plan which provides for gratuity payments (the “Gratuity Plan”) and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”) to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in bonds issued by the Government of India, in debt securities and in equity securities of Indian companies.

For the three months and nine months ended December 31, 2017, the net periodic benefit cost was Rs.64 and Rs.193, respectively (as compared to Rs.45 and Rs.177 for the three months and nine months ended December 31, 2016, respectively).

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.1,024 and Rs.855 as at December 31, 2017 and March 31, 2017, respectively.

Long term incentive plan

Certain senior management employees of the Company participate in a long term incentive plan which is aimed at rewarding the individual, based on performance of such individual, their business unit/function and the Company as a whole, with significantly higher rewards for superior performances. The total liability recorded by the Company towards this benefit was Rs.622 as at March 31, 2017. The plan ended on March 31, 2017 and the liability has been paid.

18. Income taxes

Income tax expense is recognized based on the Company’s best estimate of the average annual income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, and effects of changes in tax laws and rates.

The Company’s consolidated weighted average tax rate for the nine months ended December 31, 2017 and 2016 was 36.0% and 22.2%, respectively. Income tax expense was Rs.3,809 for the nine months ended December 31, 2017, as compared to income tax expense of Rs.2,550 for the nine months ended December 31, 2016.

The Company’s consolidated weighted average tax rate for the three months ended December 31, 2017 and 2016 was 43.8% and 20.6%, respectively. Income tax expense was Rs.2,601 for the three months ended December 31, 2017, as compared to income tax expense of Rs.1,221 for the three months ended December 31, 2016.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

18. Income taxes (continued)

The effective rates of tax for the three months and nine months ended December 31, 2017 were higher primarily on account of the following:

•	re-measurement of deferred tax assets and liabilities of the Company’s subsidiaries in the United States due to the enactment of The Tax Cuts and Jobs Act of 2017 in the United States on December 22, 2017. This has resulted in a one-time charge of Rs.930 for the three months ended December 31, 2017, primarily on account of a reduction in the federal income tax rate from 35% to 21%; and

•	changes in the Company’s jurisdictional mix of earnings (i.e., an increase in the proportion of the Company’s profits from higher tax jurisdictions and a decrease in the proportion of the Company’s profits from lower tax jurisdictions) for the three and nine months ended December 31, 2017, as compared to the three and nine months ended December 31, 2016.

Total tax benefits recognized directly in the equity were Rs.571 and Rs.1,093 for the three months and nine months ended December 31, 2017, respectively (as compared to tax expenses of Rs.253 and Rs.729 for the three months and nine months ended December 31, 2016, respectively). Such tax expenses and benefits were primarily due to tax effects on the changes in fair value of available for sale financial instruments, net investment in foreign operations and the changes in the fair value of cash flow hedges.

19. Related parties

The Company has entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited for hotel services;
•	Green Park Hospitality Services Private Limited for catering services;
•	Dr. Reddy’s Foundation towards contributions for social development;
•	Pudami Educational Society towards contributions for social development;
•	Dr. Reddy’s Institute of Life Sciences for research and development services; and
•	Stamlo Hotels Limited for hotel services.

These are enterprises over which key management personnel have control or significant influence. “Key management personnel” consists of the Company’s Directors and members of the Company’s Management Council.

The Company has also entered into cancellable operating lease transactions with key management personnel and close members of their families.

Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees.

The following is a summary of significant related party transactions:

	For the nine months ended December 31,				For the three months ended December 31,
	2017		2016		2017		2016
Research and development services received	Rs.	65	Rs.	86	Rs.	25	Rs.	26
Contributions towards social development		178		231		56		48
Hotel expenses paid		38		33		15		10
Catering expenses paid		138		-		64		-
Lease rentals paid under cancellable operating leases to key management personnel and close members of their families		27		29		9		10

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19. Related parties (continued)

The Company had the following amounts due from related parties as at the following dates:

	As at
	December 31, 2017		March 31, 2017
Key management personnel and close members of their families (towards rent deposits)	Rs.	6	Rs.	8
Other related parties		39		-

The Company had the following amounts due to related parties as at the following dates:

	As at
	December 31, 2017		March 31, 2017
Due to related parties	Rs.	3	Rs.	9

The following table describes the components of compensation paid or payable to key management personnel for the services rendered during the applicable period:

	For the nine months ended December 31,				For the three months ended December 31,
	2017		2016		2017		2016
Salaries and other benefits(1)	Rs.	424	Rs.	311	Rs.	202	Rs.	98
Contributions to defined contribution plans		28		21		13		7
Commission to directors		248		225		83		60
Share-based payments expense		71		52		24		23
	Rs.	771	Rs.	609	Rs.	322	Rs.	188

(1)	In addition to the above, the Company has accrued Rs.0 towards a long term incentive plan for the services rendered by key management personnel for the three months and nine months ended December 31, 2017. (as compared to Rs.22 and Rs.82 for the three months and nine months ended December 31, 2016). Refer to Note 17 of these interim financial statements for further details.

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

20. Nature of Expense

The following table shows supplemental information related to certain “nature of expense” items for the nine months and three months ended December 31, 2017 and 2016:

Employee benefits	For the nine months ended December 31,				For the three months ended December 31,
	2017		2016		2017		2016
Cost of revenues	Rs.	7,834	Rs.	8,169	Rs.	2,632	Rs.	2,748
Selling, general and administrative expenses		12,729		12,499		4,393		4,172
Research and development expenses		3,581		3,690		1,156		1,227
	Rs.	24,144	Rs.	24,358	Rs.	8,181	Rs.	8,147

Depreciation and amortization	For the nine months ended December 31,				For the three months ended December 31,
	2017		2016		2017		2016
Cost of revenues	Rs.	4,971	Rs.	4,495	Rs.	1,682	Rs.	1,563
Selling, general and administrative expenses		2,819		2,997		978		1,016
Research and development expenses		922		927		312		312
	Rs.	8,712	Rs.	8,419	Rs.	2,972	Rs.	2,891

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21. Contingencies

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The more significant matters are discussed below. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.

Product and patent related matters

Matters relating to National Pharmaceutical Pricing Authority

Norfloxacin, India litigation

The Company manufactures and distributes Norfloxacin, a formulations product, and in limited quantities, the active pharmaceutical ingredient Norfloxacin. Under the Drugs Prices Control Order (the “DPCO”), the National Pharmaceutical Pricing Authority (the “NPPA”) established by the Government of India had the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the NPPA issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the NPPA for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004.

The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the “Supreme Court”) by filing a Special Leave Petition.

During the year ended March 31, 2006, the Company received a notice from the NPPA demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the NPPA, which was Rs.285 including interest. The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the NPPA, which was Rs.77. The Company deposited this amount with the NPPA in November 2005. In February 2008, the High Court directed the Company to deposit an additional amount of Rs.30, which was deposited by the Company in March 2008. In November 2010, the High Court allowed the Company’s application to include additional legal grounds that the Company believed strengthened its defense against the demand. For example, the Company added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it was necessary for the NPPA to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. In October 2013, the Company filed an additional writ petition before the Supreme Court challenging the inclusion of Norfloxacin as a “specified product” under the DPCO. In January 2015, the NPPA filed a counter affidavit stating that the inclusion of Norfloxacin was based upon the recommendation of a committee consisting of experts in the field. On July 20, 2016, the Supreme Court remanded the matters concerning the inclusion of Norfloxacin as a “specified product” under the DPCO back to the High Court for further proceedings. During the three months ended September 30, 2016, the Supreme Court dismissed the Special Leave Petition pertaining to the fixing of prices for Norfloxacin formulations.

During the three months ended December 31, 2016, a writ petition pertaining to Norfloxacin was filed by the Company with the Delhi High Court. During the three months ended December 31, 2017, the Delhi High Court adjourned the matter to May 17, 2018.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21. Contingencies (continued)

Product and patent related matters (continued)

Based on its best estimate, the Company has recorded a provision for potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

Litigation relating to Cardiovascular and Anti-diabetic formulations

In July 2014, the NPPA, pursuant to the guidelines issued in May 2014 and the powers granted by the Government of India under the Drugs (Price Control) Order, 2013, issued certain notifications regulating the prices for 108 formulations in the cardiovascular and antidiabetic therapeutic areas. The Indian Pharmaceutical Alliance (“IPA”), in which the Company is a member, filed a writ petition in the Bombay High Court challenging the notifications issued by the NPPA on the grounds that they were ultra vires, ex facie and ab initio void. The Bombay High Court issued an order to stay the writ in July 2014. On September 26, 2016, the Bombay High Court dismissed the writ petition filed by the IPA and upheld the validity of the notifications/orders passed by the NPPA in July 2014. Further, on October 25, 2016, the IPA filed a Special Leave Petition with the Supreme Court, which was dismissed by the Supreme Court.

During the three months ended December 31, 2016, the NPPA issued show-cause notices relating to allegations that the Company exceeded the notified maximum prices for 11 of its products. The Company has responded to these notices.

On March 20, 2017, the IPA filed an application before the Bombay High Court for the recall of the judgment of the High Court dated September 26, 2016 on the grounds that certain information important for the determination of the issue was not disclosed by the counsel representing the Union of India during the proceedings before the Bombay High Court.

On April 26, 2017, the Bombay High Court heard the recall application and directed the matter to the same bench of judges of the Bombay High Court which passed the original judgment on September 26, 2016. Further, it also directed the Union of India and others to file their reply. This recall application filed by the IPA was dismissed by the Bombay High Court on October 4, 2017. Further, on December 13, 2017, the IPA filed a Special Leave Petition, with the Supreme Court for the recall of the judgement of the Bombay High Court dated October 4, 2017, which was dismissed by Supreme Court on January 10, 2018.

During the three months ended March 31, 2017, the NPPA issued notices to the Company demanding payments relating to the foregoing products for the allegedly overcharged amounts, along with interest. The Company has responded to these notices. Further, the Company filed a writ petition with the Delhi High Court on July 7, 2017. The Delhi High Court disposed of the writ petition on July 13, 2017, by setting aside all the demand notices of the NPPA and directed the NPPA to provide a personal hearing to the Company and pass a speaking order thereupon within a period of two weeks. A personal hearing in this regard was held on July 21, 2017. On July 27, 2017, the NPPA passed a speaking order along with the demand notice directing the Company to pay an amount of Rs.776. On August 3, 2017, the Company filed a writ petition challenging the speaking order and the demand notice. Upon hearing the matter on August 8, 2017, the Delhi High Court stayed the operation of the demand order and directed the Company to deposit Rs.100 and furnish a bank guarantee for Rs.676 within six weeks. Pursuant to the order, the Company deposited Rs.100 on September 13, 2017 and submitted a bank guarantee of Rs.676 dated September 15, 2017 to the Registrar General, Delhi High Court. On November 22, 2017, the Delhi High Court directed the Union of India to file a final counter affidavit within six weeks subsequent to which the Company can file a rejoinder.

Based on its best estimate, the Company has recorded a provision of Rs.406 under “Selling, general and administrative expenses” as a potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

However, if the Company is unsuccessful in such litigation, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and could potentially include penalties, which amounts are not readily ascertainable.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21. Contingencies (continued)

Product and patent related matters (continued)

Other Product and patent related matters

Nexium United States litigations

Five federal antitrust class action lawsuits were brought on behalf of direct purchasers of Nexium®, and ten federal class action lawsuits were brought under both state and federal law on behalf of end-payors of Nexium®. These actions were filed against various generic manufacturers, including the Company and its U.S. subsidiary Dr. Reddy’s Laboratories Inc. These actions were consolidated in the United States District Court for the District of Massachusetts.

The complaints alleged that AstraZeneca and the involved generic manufacturers settled patent litigation related to Nexium® capsules in a manner that violated antitrust laws. The Company consistently maintained that its conduct complied with all applicable laws and that the complaints were without merit. In response to a motion for summary judgment made by the Company, the Court granted the motion in part and denied it in part, finding that the plaintiffs had failed to demonstrate that the Company’s settlement of patent litigation with AstraZeneca included any large or unjustified reverse payment, but preserving other claims for trial.

On October 20, 2014, the Company reached a settlement with all plaintiffs who had cases pending in the District Court of Massachusetts. The settlement with the class plaintiffs was subject to the Court’s approval. Under the terms of the settlement, the Company made no payment to the class plaintiffs. Other defendants went to trial and prevailed.

The Court granted preliminary approval of the Company’s settlements with the class plaintiffs on January 28, 2015, and granted final approval of such settlements on September 29, 2015.

On November 21, 2016, the First Circuit Court of Appeals affirmed the judgment that had been entered in favor of the defendants who tried the case to a verdict. On January 10, 2017, the First Circuit Court of Appeals denied the motions for reconsideration.

In addition, two complaints, similar in nature to those referenced above, were filed in the Court of Common Pleas in Philadelphia, Pennsylvania by plaintiffs who chose to opt out of the class action lawsuit. No dispositive motions have been filed in these actions.

The Company believes that the likelihood of any liability that may arise on account of lawsuits of the plaintiffs who opted out of the class action is not probable. Accordingly, no provision has been made in these interim financial statements.

Child resistant packaging matter

In May 2012, the Consumer Product Safety Commission (the “CPSC”) requested that Dr. Reddy’s Laboratories Inc., a wholly-owned subsidiary of the Company in the United States, provide certain information with respect to compliance with requirements of special packaging for child resistant blister packs for 6 products sold by the Company in the United States during the period commencing in 2002 through 2011. The Company provided the requested information. The CPSC subsequently alleged in a letter dated April 30, 2014 that the Company had violated the Consumer Product Safety Act (the “CPSA”) and the Poison Prevention Packaging Act (the “PPPA”) and that the CPSC intended to seek civil penalties. Specifically, the CPSC asserted, among other things, that from or about August 14, 2008 through June 1, 2012, the Company sold prescription drugs having unit dose packaging that failed to comply with the CPSC's special child resistant packaging regulations under the PPPA and failed to issue general certificates of conformance. In addition, the CPSC asserted that the Company violated the CPSA by failing to immediately advise the CPSC of the alleged violations. The Company disagrees with the CPSC’s allegations.

Simultaneously, the U.S. Department of Justice (the “DOJ”) began to investigate a sealed complaint which was filed in the United States District Court for the Eastern District of Pennsylvania under the Federal False Claims Act (“FCA”) related to these same issues (the “FCA Complaint”). The Company cooperated with the DOJ in its investigation. The DOJ and all States involved in the investigation declined to intervene in the FCA Complaint. On November 10, 2015, the FCA Complaint was unsealed and the plaintiff whistleblowers, who are two former employees of the Company, have proceeded without the DOJ’s and applicable States’ involvement. The unsealed FCA Complaint relates to the 6 blister pack products originally subject to the investigation and also 38 of the Company’s generic prescription products sold in the U.S. in various bottle and cap packaging.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21. Contingencies (continued)

Product and patent related matters (continued)

The Company filed its response to the FCA Complaint on February 23, 2016 in the form of a motion to dismiss for failure to state a claim upon which relief can be granted. On March 26, 2017, the Court granted the Company’s motion to dismiss, dismissing the FCA Complaint and allowing the plaintiffs one more chance to refile this complaint in an attempt to plead sustainable allegations. On March 29, 2017, the plaintiffs filed their final amended FCA Complaint, which the Company is vigorously opposing and seeking permanent dismissal of this amended FCA Complaint with prejudice. An unfavorable outcome in this matter could result in a liability which could have a material adverse effect on the Company.

The parallel investigation by the CPSC under the CPSA and the PPPA was referred by the CPSC to the DOJ’s office in Washington, D.C. in April 2016, with the recommendation that the DOJ initiate a civil penalty action against the Company. The CPSC matter referred to the DOJ relates to five of the blister pack products. On January 18, 2018, the Company and the DOJ have entered into a settlement of the action without any adjudication of any issue of fact or law and agreed to a Consent Decree of Civil Penalty of U.S.$5 (Rs.319) and Injunctive Relief. Additionally, the Company has not admitted any violations of law.

Namenda United States Litigations

In August 2015, Sergeants Benevolent Assoc. Health & Welfare Fund (“Sergeants”) filed suit against the Company in the United States District Court for the Southern District of New York. Sergeants alleged that certain parties, including the Company, violated federal antitrust laws as a consequence of having settled patent litigation related to the Alzheimer’s drug Namenda® (memantine) tablets during a period from about 2009 until 2010. Sergeants seek to represent a class of “end-payor” purchasers of Namenda® tablets (i.e., insurers, other third-party payors and consumers).

Sergeants seeks damages based upon an allegation made in the complaint that the defendants entered into patent settlements regarding Namenda® tablets for the purpose of delaying generic competition and facilitating the brand innovator’s attempt to shift sales from the original immediate release product to the more recently introduced extended release product. The Company believes that the complaint lacks merit and that the Company’s conduct complied with all applicable laws and regulations.

All defendants, including the Company, moved to dismiss the claims. On September 13, 2016, the Court denied these motions. However, the Sergeants case is stayed pending resolution of similar claims in another case in which the Company is not a party (JM Smith Corp. v. Actavis PLC). The parties in the JM Smith case have served the Company with subpoenas, in response to which the Company produced the specific documents subpoenaed and provided testimony in a deposition.

Four other class action complaints, each containing similar allegations to the Sergeants complaint, have also been filed in the Southern District of New York. However, two of those complaints were voluntarily dismissed, and the other two do not name the Company as a defendant.

In addition, the State of New York filed an antitrust case in the Southern District Court of New York. The case brought by the State of New York contained some (but not all) of the allegations set forth in the class action complaints, but the Company was not named as a party. The case brought by the State of New York was dismissed by stipulation on November 30, 2015.

The Company believes that the likelihood of any liability that may arise on account of alleged violation of federal antitrust laws is not probable. Accordingly, no provision has been made in these interim financial statements.

Class Action and Other Civil Litigation on Pricing/Reimbursement Matters

On December 30, 2015 and on February 4, 2016, respectively, a class action complaint (the “First Pricing Complaint”) and another complaint (not a class action) (the “Second Pricing Complaint”) were filed against the Company and eighteen other pharmaceutical defendants in State Court in the Commonwealth of Pennsylvania. In these actions, the class action plaintiffs allege that the Company and other defendants, individually or in some cases in concert with one another, have engaged in pricing and price reporting practices in violation of various Pennsylvania state laws. More specifically, the plaintiffs allege that: (1) the Company provided false and misleading pricing information to third party drug compendia companies for the Company’s generic drugs, and such information was relied upon by private third party payers that reimbursed for drugs sold by the Company in the United States, and (2) the Company acted in concert with certain other defendants to unfairly raise the prices of generic divalproex sodium ER (bottle of 80, 500 mg tablets ER 24H) and generic pravastatin sodium (bottle of 500, 10 mg tablets).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21. Contingencies (continued)

Product and patent related matters (continued)

The First Pricing Complaint was removed to the Federal Court and, pending the outcome of the First Pricing Complaint, the Second Pricing Complaint was stayed. On September 25, 2017, the Federal Court dismissed all the claims of the plaintiffs in the First Pricing Complaint and denied leave to amend such complaint as futile. Subsequent to this decision, the plaintiffs right to appeal the dismissal of the First Pricing Complaint expired.

Further, on November 17, 2016, certain class action complaints were filed against the Company and a number of other pharmaceutical companies as defendants in the United States District Court for the Eastern District of Pennsylvania (“E.D.P.A”). Subsequently, these complaints were consolidated into one amended complaint as part of a multi-district, multi-product litigation pending with the District Court for the E.D.P.A. These complaints allege that the Company and the other named defendants have engaged in a conspiracy to fix prices and to allocate bids and customers in the sale of pravastatin sodium tablets and divalproex sodium extended-release tablets in the United States. In March 2017, plaintiffs agreed by stipulation to dismiss Dr. Reddy’s Laboratories Inc. and Dr. Reddy’s Laboratories Limited from the actions related to pravastatin sodium tablets without prejudice. The Company denies any wrongdoing and intends to vigorously defend against these allegations.

The Company believes that the likelihood of any liability that may arise on account of any of these complaints is not probable. Accordingly, no provision has been made in these interim financial statements.

Civil litigation with Mezzion

On January 13, 2017, Mezzion Pharma Co. Ltd. and Mezzion International LLC (collectively, “Mezzion”) filed a complaint in the New Jersey Superior Court against the Company and its wholly owned subsidiary in the United States. The complaint pertains to the production and supply of the active pharmaceutical ingredient (“API”) for udenafil (a patented compound) and an udenafil finished dosage product during a period from calendar years 2007 to 2015. Mezzion alleges that the Company failed to comply with the U.S. FDA’s current Good Manufacturing Practices (“cGMP”) at the time of manufacture of the API and finished dosage forms of udenafil and, consequently, that this resulted in a delay in the filing of a NDA for the product by Mezzion. The Company denies any wrongdoing or liability in this regard, and intends to vigorously defend against the claims asserted in Mezzion’s complaint. The Company believes that the likelihood of any liability that may arise on account of this complaint is not probable. Accordingly, no provision was made in the interim financial statements of the Company.

Shareholder Class Action Litigation

On August 25, 2017, a securities class action complaint was filed against the Company, its Chief Executive Officer (“CEO”), and its Chief Financial Officer (“CFO”) in the United States District Court for the District of New Jersey. The complaint alleges that the Company made false or misleading statements or omissions in its public filings, in violation of U.S. federal securities laws and that the Company’s share price dropped and the investors were affected. The Company believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations and hence believes that any liability that may arise on account of this complaint is not probable. Accordingly, no provision was made in the interim financial statements of the Company.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21. Contingencies (continued)

Environmental matters

Land pollution

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of the then existing undivided state of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.0.0013 per acre for dry land and Rs.0.0017 per acre for wet land. Accordingly, the Company has paid a total compensation of Rs.3. The Andhra Pradesh High Court disposed of the writ petition on February 12, 2013 and transferred the case to the National Green Tribunal (“NGT”), Chennai, India. The interim orders passed in the writ petitions will continue until the matter is decided by the NGT. The NGT has, through its order dated October 30, 2015, constituted a Fact Finding Committee. The NGT has also permitted the alleged polluting industries to appoint a person on their behalf in the Fact Finding Committee. However, the Company, along with the alleged polluting industries, has challenged the constitution and composition of the Fact Finding Committee. The NGT has directed that until all the applications challenging the constitution and composition of the Fact Finding Committee are disposed of, the Fact Finding Committee shall not commence its operation.

The NGT, Chennai vide its judgment dated October 24, 2017, disposed of the matter. The Bulk Drug Manufacturers Association of India (“BDMAI”), in which the Company is a member, subsequently filed a review petition against the Judgment on various aspects.

The NGT, Delhi, vide its judgment dated November 16, 2017, in another case in which the Company is not a party, stated that the moratorium imposed in Patancheru and Bollaram areas shall continue till the Ministry of Environment, Forest and Climate Change passes an order keeping in view the needs of the environment and public health.

The Company believes that any additional liability that might arise in this regard is not material to the interim financial statements.

Water pollution and air pollution

During the year ended March 31, 2012, the Company, along with 14 other companies, received a notice from the Andhra Pradesh Pollution Control Board (the “APP Control Board”) to show cause as to why action should not be initiated against them for violations under the Indian Water Pollution Act and the Indian Air Pollution Act. Furthermore, the APP Control Board issued orders to the Company to (i) stop production of all new products at the Company’s manufacturing facilities in Hyderabad, India without obtaining a “Consent for Establishment”, (ii) cease manufacturing products at such facilities in excess of certain quantities specified by the APP Control Board and (iii) furnish a bank guarantee to assure compliance with the APP Control Board’s orders.

The Company appealed the APP Control Board orders to the Andhra Pradesh Pollution Appellate Board (the “APP Appellate Board”). The APP Appellate Board, on the basis of a report of a fact-finding advisory committee, recommended to the Andhra Pradesh Government to allow expansion of units fully equipped with Zero-Liquid Discharge (“ZLD”) facilities and otherwise found no fault with the Company (on certain conditions).

The APP Appellate Board’s decision was challenged by one of the petitioners in the National Green Tribunal and the matter is currently pending before it.

Separately, the Andhra Pradesh Government, following recommendations of the APP Appellate Board, published a notification in July 2013 that allowed expansion of production of all types of existing bulk drug and bulk drug intermediate manufacturing units subject to the installation of ZLD facilities and the outcome of cases pending in the National Green Tribunal. Importantly, the notification directed pollution load of industrial units to be assessed at the point of discharge (if any) as opposed to point of generation.

In September 2013, the Ministry of Environment and Forests, based on the revised Comprehensive Environment Pollution Index, issued a notification that re-imposed a moratorium on expansion of industries in certain areas where some of the Company’s manufacturing facilities are located. This notification overrides the Andhra Pradesh Government’s notification that conditionally permitted expansion.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21. Contingencies (continued)

Indirect taxes related matters

Distribution of input service tax credits

The Central Excise Authorities have issued various demand notices to the Company objecting to the Company’s methodology of distributing input service tax credits claimed for one of the Company’s facilities. The below table shows the details of each such demand notice, the amount demanded and the current status of the Company’s responsive actions.

Period covered under the notice	Amount demanded
March 2008 to September 2009	Rs.102 plus penalties of Rs.102 and interest
October 2009 to March 2011	Rs.125 plus penalties of Rs.100 and interest
April 2011 to March 2012	Rs.51 plus interest and penalties
April 2012 to March 2013	Rs.54 plus interest and penalties
April 2013 to March 2014	Rs.69 plus interest and penalties
April 2014 to March 2015	Rs.108 plus interest and penalties

With respect to all the aforesaid notices, the Company has filed an appeal before the CESTAT.The Company believes that the likelihood of any liability that may arise on account of the allegedly inappropriate distribution of input service tax credits is not probable. Accordingly, no provision relating to these claims has been made in these interim financial statements as of December 31, 2017.

Value Added Tax (“VAT”) matter

The Company has received various demand notices from the Government of Telangana’s Commercial Taxes Department objecting to the Company’s methodology of calculation of VAT input credit. The below table shows the details of each of such demand notice, the amount demanded and the current status of the Company’s responsive actions.

Period covered under the notice	Amount demanded	Status
April 2006 to March 2009	Rs.66 plus 10% penalty	The Company has filed an appeal before the Sales Tax Appellate Tribunal.
April 2009 to March 2011	Rs.59 plus 10% penalty	The Company has filed an appeal before the Sales Tax Appellate Tribunal.
April 2011 to March 2013	Rs.16 plus 10% penalty	The Appellate Deputy Commissioner issued an order partially in favor of the Company.

The Company has recorded a provision of Rs.27 as of December 31, 2017, and believes that the likelihood of any further liability that may arise on account of the allegedly inappropriate claims to VAT credits is not probable.

Others

Additionally, the Company is in receipt of various demand notices from the Indian Sales and Service Tax authorities. The disputed amount is Rs.174. The Company has responded to such demand notices and believes that the chances of any liability arising from such notices are less than probable. Accordingly, no provision is made in these interim financial statements as of December 31, 2017.

Fuel Surcharge Adjustments

The Andhra Pradesh Electricity Regulatory Commission (the “APERC”) passed various orders approving the levy of Fuel Surcharge Adjustment (“FSA”) charges for the period from April 1, 2008 to March 31, 2013 by power distribution companies from all the consumers of electricity in the then existing undivided state of Andhra Pradesh, India where the Company’s headquarters and principal manufacturing facilities are located. Separate writ petitions filed by the Company for various periods, challenging and questioning the validity and legality of this levy of FSA charges by the APERC, are pending before the High Court of Andhra Pradesh and the Supreme Court of India.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21. Contingencies (continued)

Fuel Surcharge Adjustments (continued)

After taking into account all of the available information and legal provisions, the Company has recorded Rs.219 as the potential liability towards FSA charges. The total amount approved by APERC for collection by the power distribution companies from the Company in respect of FSA charges for the period from April 1, 2008 to March 31, 2013 is Rs.482. As of March 31, 2017, the Company has made “payments under protest” of Rs.354 as demanded by the power distribution companies as part of monthly electricity bills. The Company remains exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

During the three months ended June 30, 2016, the Supreme Court of India dismissed the Special Leave Petition filed by the Company in this regard for the period from April 1, 2012 to March 31, 2013. As a result, for the quarter ended June 30, 2016, the Company recognized an expenditure of Rs.55 (by de-recognizing the payments under protest) representing the FSA charges for the period from April 1, 2012 to March 31, 2013.

Direct taxes related matters

The Company is contesting various disallowances by the Indian Income Tax authorities. The associated tax impact is Rs.1,727. The Company believes that the chances of an unfavorable outcome in each of such disallowances are less than probable and, accordingly, no provision is made in these interim financial statements as of December 31, 2017.

During the years ended March 31, 2014, 2015 and 2016, Industrias Quimicas Falcon de Mexico, S.A. de CV, a wholly-owned subsidiary of the Company in Mexico, received a notice from Mexico's Tax Administration Service, Servicio de Administracion Tributaria (“SAT”), with respect to disallowance on account of transfer pricing adjustments pertaining to the calendar years ended December 31, 2006, December 31, 2007 and December 31, 2008. The associated tax impact is Rs.609 (MXN 187.4) and the Company has filed administrative appeals with the SAT by challenging these disallowances. During February and March 2017, the Company received orders of the SAT confirming these disallowances by dismissing its administrative appeals filed earlier. The Company disagrees with the SAT’s disallowances and filed an appeal with the Tribunal Federal de Justicia Administrativa (Federal Tax and Administrative Court of Mexico) in March and April 2017.

The Company believes that possibility of any liability that may arise on account of this litigation is not probable. Accordingly, no provision has been made in these interim financial statements as of December 31, 2017.

Others

Additionally, the Company is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Except as discussed above, the Company does not believe that there are any such contingent liabilities that are expected to have any material adverse effect on its financial statements.

22. Collaboration agreement with Curis, Inc.

On January 18, 2015, Aurigene Discovery Technologies Limited ("Aurigene"), a wholly-owned subsidiary of the parent company, entered into a Collaboration, License and Option Agreement (the "Collaboration Agreement") with Curis, Inc. ("Curis") to discover, develop and commercialize small molecule antagonists for immuno-oncology and precision oncology targets.

Under the Collaboration Agreement, Aurigene has the responsibility for conducting all discovery and preclinical activities, including Investigational New Drug ("IND") enabling studies and providing Phase 1 clinical trial supply, and Curis is responsible for all clinical development, regulatory and commercialization efforts worldwide, excluding India and Russia. The Collaboration Agreement provides that the parties will collaborate exclusively in immuno-oncology for an initial period of approximately two years, with the option for Curis to extend the broad immuno-oncology exclusivity.

As partial consideration for the collaboration, pursuant to a Stock Purchase Agreement dated January 18, 2015, Curis issued to Aurigene 17.1 million shares of its common stock, the fair value of which on the date of the Stock Purchase Agreement was Rs.1,452 (U.S.$23.5).

Revenues under the Collaboration Agreement consist of upfront consideration (including the shares of Curis common stock) and the development and commercial milestone payments described below, which are deferred and recognized as revenue over the period for which Aurigene has continuing performance obligations.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22. Collaboration agreement with Curis, Inc. (continued)

Under the Collaboration Agreement, Aurigene is entitled to development and commercial milestone payments. In addition, Curis has agreed to pay Aurigene royalties, ranging between high single digits to 10%, on its net sales in territories where it commercializes products. Furthermore, Aurigene is entitled to receive a share of Curis’ revenues from sublicenses, which share varies based upon specified factors such as the sublicensed territory, whether the sublicense revenue is royalty based or non-royalty based and, in some cases, the stage of the applicable molecule and product at the time the sublicense is granted.

On September 7, 2016, the Collaboration Agreement was amended to provide for the issuance to Aurigene of approximately 10.2 million additional shares of Curis common stock in lieu of receiving up to U.S.$24.5 of milestone and other payments from Curis that could have become due under the Collaboration Agreement. These shares of Curis common stock are recorded at U.S.$1.84 per share, which is equal to the market price of such shares of common stock on the date of issuance, amounting to an aggregate market value of Rs.1,247 (U.S.$18.8).

These additional shares are subject to a lock-up agreement. This lock-up remains effective until September 7, 2018, with shares being released from such lock-up in 25% increments on each of March 7, 2017, September 7, 2017, March 7, 2018 and September 7, 2018, subject to acceleration of release of all the shares in connection with a change of control of Curis.

This arrangement is accounted for as a joint operation under IFRS 11. Further, the Company has also evaluated the transaction under IAS 28, “Investments in associates and Joint Ventures,” and believes that the Company does not have any significant influence with respect to Curis. Accordingly, all of the shares of Curis common stock are classified as available for-sale financial instruments and are re-measured at fair value at every reporting date.

A loss of Rs.1,477 arising from changes in the fair value of such shares of common stock was recorded in other comprehensive income as of December 31, 2017.

23. Collaboration Agreement with Merck Serono

On June 6, 2012, the Company entered into a collaboration agreement with the biosimilars division of Merck KGaA, Darmstadt, Germany, formerly known as Merck Serono (hereinafter, “Merck KGaA”), to co-develop a portfolio of biosimilar compounds in oncology, primarily focused on monoclonal antibodies. The arrangement covers co-development, manufacturing and commercialization of the compounds around the globe, with some specific country exceptions. During the year ended March 31, 2016, the collaboration agreement was amended to rearrange and realign the development of compounds, territory rights and royalty payments. Both parties undertook commercialization based on their respective regional rights as defined in the agreement. The Company leads and supports early product development towards or including Phase 1 development. Merck KGaA carries out manufacturing of the compounds and leads further development for its territories. The Company carries out its own development, wherever applicable, for commercialization in its exclusive and co-exclusive territories. The Company will continue to receive royalty payments upon commercialization by Merck KGaA in its territories.

During the year ended March 31, 2016, the Company received from Merck KGaA certain amounts relating to its share of development costs and other amounts linked to the achievement of milestones for the development of compounds under the collaboration agreement, as amended.

Furthermore, during the three months ended December 31, 2016, the Company received from Merck KGaA payments of U.S.$1 towards achievement of a milestone for the development of a compound under the collaboration agreement.

On September 1, 2017, Fresenius Kabi acquired the biosimilars business of Merck KgaA. Since then, the Company’s collaboration has continued as planned with Fresenius Kabi.

24. Receipt of warning letter from the U.S. FDA

The Company received a warning letter dated November 5, 2015 from the U.S. FDA relating to current Good Manufacturing Practice (“cGMP”) deviations at its active pharmaceutical ingredient (“API”) manufacturing facilities at Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The contents of the warning letter emanated from Form 483 observations that followed inspections of these sites by the U.S. FDA in November 2014, January 2015 and February-March 2015, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24. Receipt of warning letter from the U.S. FDA (continued)

The warning letter does not restrict production or shipment of the Company’s products from these facilities. However, unless and until the Company is able to correct outstanding issues to the U.S. FDA's satisfaction, the U.S. FDA may withhold approval of new products and new drug applications of the Company, refuse admission of products manufactured at the facilities noted in the warning letter into the United States, and/or take additional regulatory or legal action against the Company. Any such further action could have a material and negative impact on the Company’s ongoing business and operations. During the years ended March 31, 2016 and 2017, the U.S. FDA withheld approval of new products from these facilities pending resolution of the issues identified in the warning letter. To minimize the business impact, the Company transferred certain key products to alternate manufacturing facilities.

Subsequent to the issuance of the warning letter, the Company promptly instituted corrective actions and preventive actions and submitted a comprehensive response to the warning letter to the U.S. FDA, followed by periodic written updates and in-person meetings with the U.S. FDA. The U.S. FDA completed the re-inspection of the aforementioned manufacturing facilities in the months of March and April 2017. During the re-inspections, the U.S. FDA issued three observations with respect to the API manufacturing facility at Miryalaguda, two observations with respect to the API manufacturing facility at Srikakulam and thirteen observations with respect to the Company’s oncology formulation manufacturing facility at Duvvada. The Company has responded to these observations identified by the U.S. FDA and believes that it can resolve them in a timely manner.

In June 2017, the U.S. FDA issued an establishment inspection report which indicated that the inspection of the Company’s API manufacturing facility at Miryalaguda is closed.

Inspection of other facilities:

The inspection of the Company’s Custom Pharmaceutical Services facility in Hyderabad, India was completed by the U.S. FDA on September 21, 2017 with zero observations, and the U.S. FDA issued an establishment inspection report in December 2017.

The inspection of the Company’s API facility in Mirfield, United Kingdom was completed by the U.S. FDA on September 15, 2017, and the Company was issued with a Form 483 with three observations. The Company has responded to the observations identified by the U.S. FDA, and believes that it can resolve them satisfactorily in a timely manner.

In July 2017, inspection of the Company’s API facility in Cuernavaca, Mexico was completed by the U.S. FDA with zero observations.

In December 2017, the Formulations manufacturing Plant – 3 at Bachupally, Hyderabad received an establishment Inspection Report, from the U.S. FDA, which indicates the closure of audit for the said facility.

25. Inspection by the regulatory authority of Bavaria, Germany

In August 2017, the Company’s German subsidiary betapharm Arzneimittel GmbH received a letter from a regulatory authority of Bavaria, Germany (the Regierung von Oberbayern, which is the Central Authority for Supervision of Medicinal Products in Bavaria of the Upper Bavarian government) (the “Regulator”), that the GMP compliance certificate for the Company’s formulations manufacturing facility at Bachupally, Hyderabad was not renewed as the result of GMP compliance deviations identified in an inspection. Consequently, this manufacturing facility was not permitted to export products to the European Union until satisfactory resolution of the issues identified in the inspection and renewal of the facility’s GMP compliance certificate. The manufacturing facility was re-inspected in January 2018 and the status of non-compliance was withdrawn. The facility is now permitted to dispatch approved products to the European Union.

Furthermore, on September 7, 2017, the Regulator concluded an inspection of the Company’s formulations manufacturing facility at Duvvada, Vishakapatnam, with zero critical and six major observations. Products manufactured at the facility are not currently exported to the European Union (“EU”). The Company has submitted a Corrective and Preventive Action Plan (“CAPA”) to the Regulator in this regard. The inspector has cautioned that the facility will receive EU-GMP certification from the Regulator up to November 2018 only when the Regulator approves the CAPA. In November 2017, the Regulator has accepted the CAPA submitted by the Company. Consequently, the regulator has permitted the Company to start the production from this facility to the EU market. The Regulator will re-inspect this facility by end 2018.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

26. Venezuela operations

Dr. Reddy's Venezuela, C.A., a wholly-owned subsidiary of the Company, is primarily engaged in the import of pharmaceutical products from the parent company and other subsidiaries of the Company and the sale of such products in Venezuela.

Overhaul of the exchange rate system in Venezuela: In February 2015, the Venzuelan government launched an overhaul of its then existing exchange rate system and introduced a new exchange rate mechanism. The Marginal Currency System (known as "SIMADI") was the third tier in the new three-tier exchange rate regime introduced and allowed for legal trading of the Venezuelan bolivar for foreign currency with fewer restrictions than other mechanisms in Venezuela (CENCOEX and SICAD). The new second tier (known as “SICAD”) was introduced with an initial rate of approximately 12 VEF per U.S.$1.00. The first tier (known as “CENCOEX”), the official exchange rate, was unchanged and sold dollars at 6.3 VEF per U.S.$1.00 for preferential goods.

In February 2016, the Venzuelan government announced further changes to its foreign currency exchange mechanisms, including the devaluation of its official exchange rate.

•	The CENCOEX preferential rate was replaced with a new "DIPRO" rate. The DIPRO rate is only available for purchases and sales of essential items. Further, the preferential exchange rate was devalued from 6.3 VEF per U.S.$1.00 to 10 VEF per U.S.$1.00.

•	The SICAD exchange rate mechanism, which last auctioned USD for 13 VEF per U.S.$1.00, was eliminated.

•	The SIMADI exchange rate mechanism was replaced with a new "DICOM" rate, which governs all transactions not subject to the DIPRO exchange rate and will fluctuate according to market supply and demand.

The above changes became effective as of March 10, 2016.

Impact on the performance of the Company:

Tabulated below was the impact of the foregoing on the consolidated income statements of the Company for the years ended March 31, 2015 and 2016:

	Year ended March 31,
Particulars	2015		2016
Foreign exchange loss due to currency devaluation and translation of monetary assets and liabilities using SIMADI/DICOM rate recorded under finance expense	Rs.	843	Rs.	4,621
Impact of inventory write down and reversal of export incentives recorded under cost of revenues		-		341
Impairment of property, plant and equipment recorded under selling, general and administrative expenses		-		123
Total	Rs.	843	Rs.	5,085

Update during the nine months ended December 31, 2017

In May 2017, the Venezuelan government announced its intent to bring in a new mechanism for operation of the DICOM rate through an auction system. Subsequently, the Venezuelan government completed its first auction offering under DICOM, resulting in a DICOM rate of VEF 2,010 per U.S.$1.00. As of December 31, 2017, the DICOM rate was VEF 3,344 per U.S.$1.00. The Company continues to use the DICOM rate for translating the monetary assets and liabilities of the Venezuelan subsidiary. As a result, foreign exchange loss of Rs.1 and Rs.35 was recognized for the three months and nine months ended December 31, 2017, respectively.

No revenues were earned from Venezuela for the three months and nine months ended December 31, 2017 (as compared to revenues of Rs.12 and Rs.17 for the three months and nine months ended December 31, 2016, respectively).

Notwithstanding the ongoing uncertainty, the Company continues to actively engage with the Venezuelan Government and seek approval to repatriate funds at the preferential rate.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

27. Significant asset purchase agreements

Tabulated below are certain significant asset purchase agreements entered into by the Company during its fiscal years ended March 31, 2015, 2016 and 2017:

Month and Year	Counterparty	Brief particulars of the asset / agreement	Useful life	Carrying cost as on December 31, 2017
October 2014	Novartis Consumer Health Inc.	Acquisition of the title and rights to Habitrol® brand (an over-the-counter nicotine replacement therapy transdermal patch) and to market the product in the United States, all for an aggregate consideration of Rs.5,097.	8 years	Rs.2,981
June 2015	UCB India Private Limited and affiliates	Purchase of a select portfolio of established products business in the territories of India, Nepal, Sri Lanka and Maldives to strengthen our presence in the areas of dermatology, respiratory and pediatric products, all for a total purchase consideration of Rs.8,000.	9 to 15 years	Rs.6,207
September 2015	Hatchtech Pty Limited	Purchase of intellectual property rights of an innovative prescription head lice product, Xeglyze™ lotion. Consideration was an upfront amount of Rs.606 plus certain milestone-based payments.	Not available for use yet	Rs.991
November 2015	Alchemia Limited	Purchase of worldwide, exclusive intellectual property rights to fondaparinux sodium, all for an aggregate consideration of Rs.1,158.	4 years	Rs.514
March 2016	XenoPort, Inc.	Purchase of exclusive U.S. rights for the development and commercialization of XenoPort’s clinical stage oral new chemical entity, all for an aggregate consideration of Rs.3,159. The Company plans to develop the in-licensed compound as a potential treatment for moderate-to-severe chronic plaque psoriasis and for relapsing forms of multiple sclerosis.	Not available for use yet	Rs.3,135
March 2016 and September 2017	Eisai Company Limited	Acquisition of commercialization rights for an anti-cancer biologic agent (E7777) from Eisai Company Limited. The consideration was an upfront amount plus certain milestone-based payments.	Not available for use yet	Rs.1,038
May 2016	Ducere Pharma LLC	Purchase of certain pharmaceutical brands to strengthen the Company’s presence in the dermatology, cough-and-cold and pain therapeutic areas forming part of the Company’s OTC business in the United States, all for an aggregate consideration of Rs.1,148.	15 years	Rs.998
November 2016	Gland Pharma Limited	Acquisition of the rights to in-license, market and distribute eight injectable ANDAs, all for an aggregate consideration of U.S.$5.9.	Not available for use yet	Rs.230
June 2016	Teva Pharmaceutical Industries Limited	Acquisition of eight ANDAs for U.S.$350. The acquisition was consummated on August 3, 2016. The acquisition forms part of the Company’s Global Generics segment.	Majority products not available for use yet(1)	Rs.22,730(2)

(1)       During the three months ended June 30, 2017, the Company launched the product for one of the eight ANDAs acquired (ezitimibe and simvastatin tablets) in the United States of America. The carrying cost of the ANDA is Rs.707 and the useful life is eight years.

(2)       Includes the carrying cost of the product launched.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

28. Significant out-licensing agreements

Month and Year	Counterparty	Brief particulars of the agreement
July 2017	CHD Biosciences Inc. (“CHD”)	For the clinical development and commercialization of Company’s Phase III clinical trial candidate, DFA-02. The Company is entitled to receive equity shares in CHD valued at U.S.$30 upon an initial public offering of CHD or, if no initial public offering occurs within 18 months of execution of the agreement, a cash payment of U.S.$30. The Company will also receive additional milestone payments of U.S.$40 upon U.S. FDA approval. In addition, the Company is entitled to royalties on sales and certain other commercial milestone payments with respect to the product. At the time of execution, as the arrangement did not meet all the revenue recognition criteria under IAS 18, no revenue has been recognized for the transaction.
September 2017	Encore Dermatology Inc.	Out-licensing of DFD-06 for the future development and commercialization.
The consideration for this arrangement is as under:
Upfront and approval milestones: U.S.$20;
Patent and commercial milestones: U.S.$12.5.
In addition, the Company is entitled to royalties on net sales.
During the three months ended December 31, 2017, all the performance obligations relating to the upfront and approval milestones were met, and consequently, revenue of U.S.$20 was recognized.

29. Change in the functional currency of a foreign operation

Until July 31, 2016, the functional currency of the Swiss Subsidiary was determined to be the Indian rupee. During the three months ended December 31, 2016, the Swiss Subsidiary borrowed U.S.$350 from certain institutional lenders to acquire eight ANDAs in the United States (refer to Note 27 of these interim financial statements for further details). The Company determined that the aforesaid transactions would have a significant impact on the primary economic environment of the Swiss Subsidiary and, accordingly, the Swiss Subsidiary’s operating, investing and financing activities would have a greater reliance on the United States dollar.

Accordingly, effective August 1, 2016, the functional currency of the Swiss Subsidiary was changed to the United States dollar. The change in functional currency of the Swiss subsidiary was applied prospectively from date of change in accordance with IAS 21, “The Effect of Changes in Foreign Exchange Rate”.

30. Subsequent events

None.

ITEM 2. OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related cash flow statement, notes and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2017, and the unaudited condensed consolidated interim financial statements included in our report on Form 6-K for the three months ended June 30, 2017 and the six months ended September 30, 2017, all of which is on file with the SEC, and the unaudited condensed consolidated interim financial statements contained in this report on Form 6-K.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.

Section A:

Three months ended December 31, 2017 compared to the three months ended December 31, 2016

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the three months ended December 31,
	2017			2016
	Rs. in millions		% of Revenues	Rs. in millions		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	38,060	100.0%	Rs.	37,065	100.0%	3%
Gross profit		21,411	56.3%		21,899	59.1%	(2)%
Selling, general and administrative expenses		12,048	31.7%		11,341	30.6%	6%
Research and development expenses		4,667	12.3%		4,956	13.4%	(6)%
Other (income)/expense, net		(313)	(0.8)%		(187)	(0.5)%	67%
Results from operating activities		5,009	13.2%		5,789	15.6%	(13)%
Finance (expense)/income, net		851	2.2%		44	0.1%	1850%
Share of profit of equity accounted investees, net of tax		85	0.2%		89	0.2%	(5)%
Profit before tax		5,945	15.6%		5,922	16.0%	0.4%
Tax expense		2,601	6.8%		1,221	3.3%	113%
Profit for the period	Rs.	3,344	8.8%	Rs.	4,701	12.7%	(29)%

Revenues

Our overall consolidated revenues were Rs.38,060 million for the three months ended December 31, 2017, an increase of 3% as compared to Rs.37,065 million for the three months ended December 31, 2016.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the three months ended December 31,
	2017			2016
	Rs. in millions		Revenues % of Total	Rs. in millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	30,105	79%	Rs.	30,638	83%	(2)%
Pharmaceutical Services and Active Ingredients		5,436	14%		5,399	14%	1%
Proprietary Products		2,137	6%		603	2%	254%
Others		382	1%		425	1%	(10)%
Total	Rs.	38,060	100%	Rs.	37,065	100%	3%

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.30,105 million for the three months ended December 31, 2017, a decrease of 2% as compared to Rs.30,638 million for the three months ended December 31, 2016.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing decrease in revenues of this segment was attributable to the following factors:

•	a decrease of approximately 16% resulting from the net impact of changes in sales prices of the products in this segment; and

•	the foregoing was largely offset by an increase of approximately 14% resulting from the introduction of new products during the intervening period.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.16,073 million for the three months ended December 31, 2017, a decrease of 3% as compared to the three months ended December 31, 2016. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 0.3% in the three months ended December 31, 2017 as compared to the three months ended December 31, 2016.

This increase in revenues was largely attributable to the following:

•	price erosion of certain of our existing products of this segment; and

•	the foregoing was offset by revenues from new products launched between January 1, 2017 and December 31, 2017, such as sevelamer carbonate, progesterone, ezetimibe and simvastatin, and liposomal doxorubicin.

During the three months ended December 31, 2017, we launched four new products in North America (the United States and Canada). These new products were trimipramine tablets, clofarabine injection and melphalan injection in the United States and azacitidine in Canada. Sevelamer carbonate was launched during the three months ended September 30, 2017, but subsequent to the final date for revenue recognition during such period and, accordingly, recognition of revenue for such sales started during the three months ended December 31, 2017.

During the three months ended December 31, 2017, we made 3 new ANDA filings with the U.S. FDA. As of December 31 2017, our cumulative filings were 264 which include 4 NDA filings under section 505(b)(2) and 260 ANDA filings. These 260 ANDA filings include 8 ANDAs acquired from Teva Pharmaceutical Industries Limited (“Teva”). Of the total filings, we have 100 filings pending approval at the U.S. FDA, which includes 3 NDA filings under section 505(b)(2) and 97 ANDA filings. Out of these 97 ANDA filings, 59 are Paragraph IV filings and we believe that we are the first to file with respect to 29 of these filings. Further, these 97 ANDAs which are pending for approval include 6 ANDAs acquired from Teva, of which 5 are Paragraph IV filings.

India: Our Global Generics segment’s revenues from India for the three months ended December 31, 2017 were Rs.6,126 million, an increase of 3% as compared to the three months ended December 31, 2016. This growth was largely attributable to an increase in sales volumes of certain of our existing products and revenues from new brands launched in India between January 1, 2017 and December 31, 2017, which was partially offset by the decrease in sales prices of certain of our existing products. Prior to the transition to India’s new Goods and Service Tax (“GST”) regime, which became effective on July 1, 2017, the excise duty amount was recorded in revenues with a corresponding amount recorded in the cost of revenues. For periods effective on or after July 1, 2017, excise duty has been subsumed in the GST, and is not recorded in revenues or cost of revenues. Consequently, the revenues reported for periods subsequent to the GST transition no longer reflect excise duty, and the reported growth would therefore be lower.

According to IMS Health in its Moving Quarterly Total report for the three months ended December 31, 2017, our secondary sales in India grew by 4.4% during such period, as compared to the India pharmaceutical market’s growth of 10.4% during such period. During the three months ended December 31, 2017, we launched 7 new brands in India.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, primarily, South Africa and Australia) for the three months ended December 31, 2017 were Rs.5,900 million, a decrease of 1% as compared to the three months ended December 31, 2016. This revenue decrease was largely attributable to a decrease in revenues from our “Rest of the World” markets.

Russia: Our Global Generics segment’s revenues from Russia for the three months ended December 31, 2017 were Rs.3,367 million, an increase of 9% as compared to the three months ended December 31, 2016. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 6% for the three months ended December 31, 2017 as compared to the three months ended December 31, 2016. Our over-the-counter (“OTC”) division’s revenues from Russia for the three months ended December 31, 2017 were 43% of our total revenues from Russia. This increase was mainly on account of an increase in the sales volume and sales prices of our existing products and due to new products we launched between January 1, 2017 and December 31, 2017.

According to IMS Health, as per its report for the three months ended December 31, 2017, our sales value (in Russian roubles) growth and volume growth from Russia, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth for the three months ended December 31, 2017, was as follows:

	For the three months ended December 31, 2017
	Dr. Reddy's Laboratories		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	2.88%	(0.76)%	4.71%	(1.20)%
Over-the-counter (OTC)	4.12%	(5.58)%	(4.61)%	(7.04)%
Total (Rx + OTC)	3.36%	(2.15)%	(0.36)%	(5.35)%

Other countries of the former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.991 million for the three months ended December 31, 2017, a decrease of 2% as compared to the three months ended December 31, 2016. This decrease was largely attributable to the decrease in sales volumes of our existing brands, primarily sales of Omez in Romania, which was partially offset by revenues from new products launched between January 1, 2017 and December 31, 2017.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union, Romania and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.1,542 million for the three months ended December 31, 2017, a decrease of 17% as compared to the three months ended December 31, 2016. This decrease was largely due to decrease in sales volumes of existing products.

Europe: Our Global Generics segment’s revenues from Europe are primarily derived from Germany, the United Kingdom and our out-licensing business across Europe. Such revenues were Rs.2,006 million for the three months ended December 31, 2017, a decrease of 7% as compared to the three months ended December 31, 2016. This decrease was primarily on account of decrease in sales prices of existing products partially offset by increased sales volumes from existing products along with new products launched between January 1, 2017 and December 31, 2017.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the three months ended December 31, 2017 were Rs.5,436 million, an increase of 1% as compared to the three months ended December 31, 2016. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to:

•	increased sales of active pharmaceutical ingredients for the three months ended December 31, 2017, primarily attributable to increased sales volumes of existing products, which increased our PSAI segment’s revenues by approximately 10%; and

•	the foregoing was offset by decreased customer orders for our pharmaceutical development services, which decreased our PSAI segment’s revenues by approximately 9%.

During the three months ended December 31, 2017, we filed 13 Drug Master Files (“DMFs”) worldwide. Cumulatively, our total worldwide DMFs as of December 31, 2017, were 791, including 203 DMFs in the United States.

Proprietary Products

Revenues from our Proprietary Products segment were Rs.2,137 million for the three months ended December 31, 2017, an increase of 255% as compared to Rs.603 million for the three months ended December 31, 2016. This increase was largely attributable to recognition of a milestone-based payment of U.S.$20 million (Rs.1,300 million) pertaining to Impoyz™ (clobetasol propionate) cream 0.025%, which was approved by the U.S. FDA during the three months ended December 31, 2017. Adjusting for the one-time milestone receipt, the growth is attributable to increase in sales volumes of our existing products.

Gross Profit

Our total gross profit was Rs.21,411 million for the three months ended December 31, 2017, representing 56.3% of our revenues for that period, as compared to Rs.21,899 million for the three months ended December 31, 2016, representing 59.1% of our revenues for that period.

The following table sets forth, for the period indicated, our gross profits by segment:

	For the three months ended December 31,
	2017			2016
	(Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	17,912	59.5%	Rs.	19,649	64.1%
Pharmaceutical Services and Active Ingredients		1,296	23.8%		1,530	28.3%
Proprietary Products		2,022	94.7%		509	84.4%
Others		181	47.6%		211	49.6%
Total	Rs.	21,411	56.3%	Rs.	21,899	59.1%

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profits from our Global Generics segment decreased to 59.5% for the three months ended December 31, 2017 from 64.1% for the three months ended December 31, 2016. This decrease was primarily on account of lower realizations due to increased competition in some of our key products, primarily in North America. Consequently, there was a decrease in the proportion of our sales of higher gross margin products and an increase in the proportion of our sales of lower gross margin products.

The gross profits from our PSAI segment decreased to 23.8% for the three months ended December 31, 2017, from 28.3% for the three months ended December 31, 2016. This decrease was primarily on account of increased price erosion coupled with a decrease in the proportion of our sales of higher gross margin products and an increase in the proportion of our sales of lower gross margin products during the three months ended December 31, 2017.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.12,048 million for the three months ended December 31, 2017, an increase of 6% as compared to Rs.11,341 million for the three months ended December 31, 2016. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this decrease was largely attributable to the following:

•	increased sales and marketing expenses, which increased our selling, general and administrative expenses by approximately 3%, primarily attributable to certain marketing and promotional events during the three months ended December 31, 2017;

•	accrual of Rs. 319 million, consequent to the settlement agreement with the U.S. Department of Justice in relation to a litigation involving child resistant blister packaging for five products; together with other items which increased our selling, general and administrative expenses by approximately 3%;

•	increased personnel costs, which increased our selling, general and administrative expenses by approximately 2%, primarily on account of annual raises and new recruitments; and

•	the foregoing was partially offset by decreased legal and professional expenses, which decreased our selling, general and administrative expenses by approximately 2%. This was primarily on account of accruals for the three months ended December 31, 2016 pertaining to costs of remediation activities related to the warning letter received from the U.S. FDA for three of our manufacturing facilities in India; and no such costs were incurred for the three months ended December 31, 2017.

As a proportion of our total revenues, our selling, general and administrative expenses increased to 31.7% for the three months ended December 31, 2017 from 30.6% for the three months ended December 31, 2016.

Research and development expenses

Our research and development expenses were Rs.4,667 million for the three months ended December 31, 2017, a decrease of 6% as compared to Rs.4,956 million for the three months ended December 31, 2016. The decrease was primarily on account of deferrals in certain milestone related payments to subsequent periods. Our focus continues on building our pipeline of complex generics, biosimilars and differentiated products.

As a proportion of our total revenues, our research and development expenses decreased to 12.3% for the three months ended December 31, 2017 from 13.4% for the three months ended December 31, 2016.

Other (income)/expense, net

Our net other income was Rs.313 million for the three months ended December 31, 2017, as compared to net other income of Rs.187 million for the three months ended December 31, 2016.

Finance (expense)/income, net

Our net finance income was Rs.851 million for the three months ended December 31, 2017, as compared to net finance income of Rs.44 million for the three months ended December 31, 2016. The increase in net finance income was due to the following:

•	profit on sale of investments of Rs.806 million for the three months ended December 31, 2017, as compared to profit on sale of investments of Rs.107 million for the three months ended December 31, 2016;

•	net interest income of Rs.75 million for the three months ended December 31, 2017, as compared to net interest expense of Rs.53 million for the three months ended December 31, 2016; and

•	net foreign exchange loss of Rs.30 million for the three months ended December 31, 2017, as compared to net foreign exchange loss of Rs.10 million for the three months ended December 31, 2016.

Profit before tax

As a result of the above, our profit before tax was Rs.5,945 million for the three months ended December 31, 2017, which remained constant in terms of growth as compared to Rs.5,922 million for the three months ended December 31, 2016.

Tax expense

Our tax expense was Rs.2,601 million for the three months ended December 31, 2017, as compared to Rs.1,221 million for the three months ended December 31, 2016. Our consolidated weighted average tax rate was 43.8% for the three months ended December 31, 2017, as compared to 20.6% for the three months ended December 31, 2016.

The effective rate of tax for the three months ended December 31, 2017 was higher primarily on account of implementation of the provisions of The Tax Cuts and Jobs Act of 2017 that was enacted into law in the United States on December 22, 2017. Consequent to this enactment, we re-measured our U.S. deferred tax assets and liabilities based on the new tax law and this resulted in a one-time charge of Rs.930 million in the three months ended December 31, 2017.

Profit for the period

As a result of the above, our net profit was Rs.3,344 million for the three months ended December 31, 2017, representing 8.8% of our total revenues for such period, as compared to Rs.4,701 million for the three months ended December 31, 2016, representing 12.7% of our total revenues for such period.

Section B:

Nine months ended December 31, 2017 compared to the nine months ended December 31, 2016

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the nine months ended December 31,
	2017			2016
	Rs. in millions		% of Revenues	Rs. in millions		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	106,679	100.0%	Rs.	105,267	100.0%	1%
Gross profit		57,409	53.8%		60,174	57.2%	(5)%
Selling, general and administrative expenses		34,843	32.7%		35,399	33.6%	(2)%
Research and development expenses		13,917	13.0%		14,972	14.2%	(7)%
Other (income) / expense, net		(621)	(0.6)%		(560)	(0.5)%	11%
Results from operating activities		9,270	8.7%		10,363	9.8%	(11)%
Finance (expense) / income, net		1,048	1.0%		854	0.8%	23%
Share of profit of equity accounted investees, net of tax		275	0.3%		247	0.2%	12%
Profit before tax		10,593	9.9%		11,464	10.9%	(8)%
Tax expense		3,809	3.6%		2,550	2.4%	49%
Profit for the period	Rs.	6,784	6.4%	Rs.	8,914	8.5%	(24)%

Revenues

Our overall consolidated revenues were Rs.106,679 million for the nine months ended December 31, 2017, an increase of 1% as compared to Rs.105,267 million for the nine months ended December 31, 2016.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the nine months ended December 31,
	2017			2016
	Rs. in millions		Revenues % of Total	Rs. in millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	86,178	81%	Rs.	86,271	82%	-
Pharmaceutical Services and Active Ingredients		15,741	15%		15,876	15%	(1)%
Proprietary Products		3,397	3%		1,811	2%	88%
Others		1,363	1%		1,309	1%	4%
Total	Rs.	106,679	100%	Rs.	105,267	100%	1%

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.86,178 million for the nine months ended December 31, 2017, and remained constant in terms of growth as compared to Rs.86,271 million for the nine months ended December 31, 2016.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, growth in revenues of this segment remained constant due to the following factors:

•	a decrease of approximately 12% resulting from the net impact of changes in sales prices of the products in this segment; and

•	the foregoing was offset by an increase of approximately 12% resulting from the introduction of new products during the intervening period.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) for the nine months ended December 31, 2017 were Rs.45,336 million, a decrease of 6% as compared to the nine months ended December 31, 2016. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues decreased by 4% in the nine months ended December 31, 2017 as compared to the nine months ended December 31, 2016.

During the nine months ended December 31, 2017, we launched twelve new products in North America (the United States and Canada). These new products include ezetimibe and simvastatin, liposomal doxorubicin, bivalirudin injection, sevelamer carbonate tablets, cefixime OS (oral suspension), bupropion XL (extended release), metaxalone tablets and clofarabine injections, among other products.

India: Our Global Generics segment’s revenues from India were Rs.17,183 million for the nine months ended December 31, 2017, a decrease of 1% as compared to the nine months ended December 31, 2016. During the nine months ended December 31, 2017, we launched eighteen new brands in India.

During the three months ended June 30, 2017, there was a significant reduction in the sales volumes of our existing products, as our customers in India reduced their inventory holdings in anticipation of the transition to India’s new Goods and Service Tax (“GST”) regime, which became effective on July 1, 2017.

Prior to the transition to the GST regime, excise duty amount was recorded in revenues with a corresponding amount recorded in the cost of revenues. For subsequent periods, excise duty has been subsumed in the GST, and is not recorded in revenues or cost of revenues. Consequently, the revenues reported for periods subsequent to the GST transition no longer reflect excise duty, and the reported growth would therefore be lower.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, primarily South Africa and Australia) for the nine months ended December 31, 2017 were Rs.17,153 million, an increase of 14% as compared to the nine months ended December 31, 2016.

Russia: Our Global Generics segment’s revenues from Russia were Rs.10,047 million for the nine months ended December 31, 2017, an increase of 24% as compared to the nine months ended December 31, 2016. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 15% for the nine months ended December 31, 2017 as compared to the nine months ended December 31, 2016. Our over-the-counter (“OTC”) division’s revenues from Russia for the nine months ended December 31, 2017 were 39% of our total revenues from Russia, and we intend to further strengthen our OTC sales by continuous branding efforts.

According to IMS Health, as per its report for the nine months ended December 31, 2017, our sales value (in Russian roubles) growth and volume growth from Russia, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth for the nine months ended December 31, 2017 was as follows:

	For the nine months ended December 31, 2017
	Dr. Reddy's Laboratories		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	0.5%	(2.4)%	6.3%	1.1%
Over-the-counter (OTC)	5.4%	2.2%	0.2%	(3.7)%
Total (Rx + OTC)	2.3%	(1.2)%	3.1%	(1.7)%

Other Countries of former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.2,773 million for the nine months ended December 31, 2017, an increase of 7% as compared to the nine months ended December 31, 2016.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia, India and other countries of the former Soviet Union and Romania as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.4,333 million for the nine months ended December 31, 2017, a decrease of 1% as compared to the nine months ended December 31, 2016.

Europe: Our Global Generics segment’s revenues from Europe were Rs.6,506 million for the nine months ended December 31, 2017, an increase of 17% as compared to the nine months ended December 31, 2016. This increase was largely attributable to sales of new products launched during the nine months ended December 31, 2017 and increased sales volumes of existing products partly offset by decrease in price of existing products.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the nine months ended December 31, 2017 were Rs.15,741 million, a decrease of 1% as compared to the nine months ended December 31, 2016. After taking into account the impact of exchange rate fluctuations of the Indian rupee against the multiple currencies in the markets in which we operate, this decrease was largely attributable to:

•	increased sales of active pharmaceutical ingredients for the nine months ended December 31, 2017, primarily attributable to increased sales volumes of existing products, partially offset by net impact of changes in sales prices of existing products, which together increased our PSAI segment’s revenues by approximately 4%; and

•	the foregoing was offset by decreased customer orders in our pharmaceutical development services for certain products provided to innovator companies, which decreased our PSAI segment’s revenues by approximately 5%.

Proprietary Products

Revenues from our Proprietary Products segment were Rs.3,397 million for the nine months ended December 31, 2017, an increase of 88% as compared to Rs.1,811 million for the nine months ended December 31, 2016. This increase was largely attributable to recognition of a milestone-based payment of Rs.1,300 million pertaining to Impoyz™ (clobetasol propionate) cream 0.025%, which was approved by the U.S. FDA during the three months ended December 31, 2017. Adjusting for the one-time milestone receipt, the growth is attributable to increase in sales volumes of our existing products.

Gross Profit

Our total gross profit was Rs.57,409 million for the nine months ended December 31, 2017, representing 53.8% of our revenues for that period, as compared to Rs.60,174 million for the nine months ended December 31, 2016, representing 57.2% of our revenues for that period.

	For the nine months ended December 31,
	2017			2016
	Rs. in millions
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	50,684	58.8%	Rs.	54,055	62.7%
Pharmaceutical Services and Active Ingredients		2,936	18.7%		3,932	24.8%
Proprietary Products		3,073	90.5%		1,541	85.1%
Others		716	52.6%		646	49.3%
Total	Rs.	57,409	53.8%	Rs.	60,174	57.2%

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profits from our Global Generics segment decreased to 58.8% for the nine months ended December 31, 2017 from 62.7% for the nine months ended December 31, 2016. This decrease was primarily on account of lower realizations due to increased competition in some of our key products. Consequently, there was a decrease in the proportion of sales of our higher gross margin products and an increase in the proportion of sales of our lower gross margin products.

The gross profits from our PSAI segment decreased to 18.7% for the nine months ended December 31, 2017, from 24.8% for the nine months ended December 31, 2016. This decrease was primarily on account of price erosion for the nine months ended December 31, 2017.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.34,843 million for the nine months ended December 31, 2017, a decrease of 2% as compared to Rs.35,399 million for the nine months ended December 31, 2016. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this decrease was largely attributable to the following:

•	accrual of Rs. 319 million, consequent to the settlement agreement with the U.S. Department of Justice in relation to a litigation involving child resistant blister packaging for five products; together with other items which increased our selling, general and administrative expenses by approximately 1%;

•	increased personnel costs, which increased our selling, general and administrative expenses by approximately 1%, primarily on account of annual raises and new recruitments;

•	the foregoing was partially offset by decreased sales and marketing expenses, which decreased our selling, general and administrative expenses by approximately 1%. This decrease was primarily on account of the provision of Rs.344 million for potential liability imposed by the National Pharmaceutical Pricing Authority for sales allegedly in excess of the notified selling prices (related to the petition filed by the Indian Pharmaceutical Alliance) accrued during the nine months ended December 31, 2016; no such costs were incurred for the nine months ended December 31, 2017; and

•	the foregoing was also partially offset by decreased legal and professional expenses by 3%, primarily on account of accruals for the nine months ended December 31, 2016 pertaining to costs of remediation activities related to the warning letter received from the U.S. FDA for three of our manufacturing facilities in India; no such costs were incurred for the nine months ended December 31, 2017.

As a proportion of our total revenues, our selling, general and administrative expenses decreased to 32.7% for the nine months ended December 31, 2017 from 33.6% for the nine months ended December 31, 2016.

Research and development expenses

Our research and development costs were Rs.13,917 million for the nine months ended December 31, 2017, a decrease of 7% as compared to Rs.14,972 million for the nine months ended December 31, 2016. The decrease was primarily on account of deferment in some of the milestone related payments to subsequent periods. Our focus continues on building our pipeline of complex generics, biosimilars and differentiated products.

Other (income) / expense, net

Our other income was Rs.621 million for the nine months ended December 31, 2017, as compared to other income of Rs.560 million for the nine months ended December 31, 2016.

Finance (expense) / income, net

Our net finance income was Rs.1,048 million for the nine months ended December 31, 2017, as compared to net finance income of Rs.854 million for the nine months ended December 31, 2016. The decrease in net finance income was attributable to:

•	profit on sale of investments of Rs.1,177 million for the nine months ended December 31, 2017, as compared to profit on sale of investments of Rs.770 million for the nine months ended December 31, 2016;

•	net interest expense of Rs.156 million for the nine months ended December 31, 2017, as compared to net interest income of Rs.21 million for the nine months ended December 31, 2016; and

•	net foreign exchange gain of Rs.27 million for the nine months ended December 31, 2017, as compared to net foreign exchange gain of Rs.63 million for the nine months ended December 31, 2016.

Profit before tax

As a result of the above, our profit before tax was Rs.10,593 million for the nine months ended December 31, 2017, a decrease of 8% as compared to Rs.11,464 million for the nine months ended December 31, 2016.

Tax expense

Our tax expense was Rs.3,809 million for the nine months ended December 31, 2017, as compared to Rs.2,550 million for the nine months ended December 31, 2016. Our consolidated weighted average tax rate was 36.0% for the nine months ended December 31, 2017, as compared to 22.2% for the nine months ended December 31, 2016.

The effective rate of tax for the nine months ended December 31, 2017 was higher primarily on account of implementation of the provisions of The Tax Cuts and Jobs Act of 2017 that was enacted into law in the United States on December 22, 2017. Due to this enactment, we re-measured our U.S. deferred tax assets and liabilities based on the new tax law and this resulted in a one-time charge of Rs.930 million in the three months ended December 31, 2017.

Profit for the period

As a result of the above, our net profit was Rs.6,784 million for the nine months ended December 31, 2017, representing 6.4% of our total revenues for such period, as compared to Rs.8,914 million for the nine months ended December 31, 2016, representing 8.5% of our total revenues for such period.

ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and a mix of long-term and short-term borrowings. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, regular business operations and research and development.

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements. We borrowed U.S.$150 million during the year ended March 31, 2014, which was to be repaid in five quarterly installments beginning February 2018. During the three months ended December 31, 2016, we entered into a financing arrangement with certain financial institutions to refinance this borrowing of U.S.$150 million. As per the repayment schedule applicable to the refinanced borrowing, we repaid U.S.$75 million on November 28, 2016 (refer to Note 12 to our interim financial statements for further details). These loans were incurred primarily to repay some of our then existing short-term borrowings and to meet anticipated capital expenditures over the near term.

During the three months ended December 31, 2016, through Dr. Reddy’s Laboratories, SA, one of our subsidiaries in Switzerland (the “Swiss Subsidiary”), we borrowed U.S.$350 million of short-term borrowings from certain institutional lenders at an interest rate ranging from Libor plus 0.45% to 0.60% per annum. These loans were borrowed for the purpose of funding the acquisition of eight Abbreviated New Drug Applications (“ANDAs”) from Teva Pharmaceutical Industries Limited (“Teva”) in the United States (refer to Note 27 of these interim financial statements for additional details). During the three months ended June 30, 2017, the Swiss Subsidiary repaid the entire short-term borrowing of U.S.$350 million.

During the three months ended June 30, 2017, through our Swiss Subsidiary, we borrowed an additional U.S.$250 million, of which U.S.$200 million is required to be repaid in one balloon installment due on the 60 month anniversary of the date of the loan, and the remaining U.S.$50 million is repayable in five equal quarterly installments of U.S.$10 million each, commencing at the end of the 30 month anniversary and continuing until the 42 month anniversary of the date of the loan.

During the three months ended June 30, 2017, through Reddy Holding GmbH, one of our subsidiaries in Germany, we borrowed EUR 42 million, which is repayable in three equal installments due at the end of the 2nd, 3rd and 4th year anniversaries of the date of the loan.

The following table summarizes our statements of cash flows for the periods presented:

	For the nine months ended December 31,
	2017		2017		2016
	(U.S.$ in millions, Rs. in millions)
	Convenience translation into U.S.$
Net cash from/(used in):
Operating activities	U.S.$	192	Rs.	12,248	Rs.	12,996
Investing activities		(246)		(15,680)		(15,231)
Financing activities		25		1,597		3,704
Net increase/(decrease) in cash and cash equivalents	U.S.$	(29)	Rs.	(1,835)	Rs.	1,469

In addition to cash, inventory and accounts receivable, our unused sources of liquidity included Rs.20,209 million available in credit under revolving credit facilities with banks as of December 31, 2017. We had no other material unused sources of liquidity as of December 31, 2017.

Cash Flows from Operating Activities

The result of operating activities was a net cash inflow of Rs.12,248 million for the nine months ended December 31, 2017, as compared to a cash inflow of Rs.12,996 million for the nine months ended December 31, 2016.

The decrease in net cash inflow of Rs.748 million is due to an increase in working capital requirements, primarily on account of an increase in our trade receivables as of December 31, 2017.

Our average days’ sales outstanding (“DSO”) as at December 31, 2017, March 31, 2017 and December 31, 2016, computed based on the sales for the three months then ended, were 103 days, 96 days and 101 days, respectively. The increase in our DSO was primarily on account of changes in the mix of our receivables, due to increase in the proportion of receivables from our customers with longer credit periods in the United States.

Cash Flows from Investing Activities

Our investing activities resulted in a net cash outflow of Rs.15,680 million and Rs.15,231 million for the nine months ended December 31, 2017 and 2016, respectively. The increase in net cash outflow by Rs.449 million was primarily due to:

•	a decrease in net cash inflow on account of sale of investments in mutual funds and redemption of fixed deposits having an original maturity of more than three months by Rs.28,590 million for the nine months ended December 31, 2017, as compared to the nine months ended December 31, 2016.

•	the foregoing was partially offset by a net decrease of Rs.28,224 million in cash outflow is primarily on account of reduced outflow towards acquisition of intangible assets and property, plant and equipment in the nine months ended December 31, 2017 as compared to the nine months ended December 31, 2016. Acquisition during the nine months ended December 31, 2016 primarily consist of:

•	Rs.23,366 million (U.S.$350 million) paid to Teva to acquire eight ANDAs in the United States (refer to Note 27 of these interim financial statements for further details);

•	Rs.3,159 million (U.S.$47.5 million) paid to XenoPort, Inc. for the acquisition of exclusive U.S. rights for the development and commercialization of a clinical stage oral new chemical entity (refer to Note 27 of these interim financial statements for further details); and

•	Rs.1,148 million (U.S.$17 million) paid to Ducere Pharma LLC for purchase of portfolio of OTC brands (refer to Note 27 of these interim financial statements for further details).

Cash Flows from Financing Activities

Our financing activities resulted in a net cash inflow of Rs.1,597 million and Rs.3,704 million for the nine months ended December 31, 2017 and 2016, respectively.

During the nine months ended December 31, 2017, there was a decrease in net short-term borrowings by Rs.12,397 million, primarily on account of repayment of Rs.23,222 million by our Swiss Subsidiary, which was offset by an increase in long-term borrowings of Rs.18,970 million incurred by our subsidiaries in Switzerland and Germany.

During the three months ended June 30, 2016, we bought back and extinguished 5,077,504 equity shares for an aggregate purchase price of Rs.15,694 million (refer to note 15 of these interim financial statements for further details).

Principal Debt Obligations

The following table provides a list of our principal debt obligations (excluding finance lease obligations) outstanding as of December 31, 2017:

Debt	Principal Amount				Currency(1)	Interest Rate
	(U.S.$ in millions, Rs. in millions)
	Convenience translation into U.S.$
					USD	LIBOR + (30) to 1 bps
Packing credit borrowings (short-term)	U.S.$	353	Rs.	22,527	INR	6.00%
					RUB	6.75%
					USD	LIBOR + 65 to 85 bps
Other short-term borrowings		122		7,774	RUB	9.43%
					UAH	14.25%
					USD	LIBOR + 45 to 82.7 bps
Long-term borrowings		374		23,851	EUR	0.81%

(1) “INR” means Indian rupees, “RUB” means Russian roubles, and “UAH” means Ukrainian hryvnia.

ITEM 4. OTHER MATTERS

Civil Investigative Demand from the Office of the Attorney General, State of Texas

On or about November 10, 2014, Dr. Reddy’s Laboratories, Inc., one of our subsidiaries in the U.S., received a Civil Investigative Demand (“CID”) from the Office of the Attorney General, State of Texas (the “Texas AG”) requesting certain information, documents and data regarding sales and price reporting in the U.S. marketplace of certain products for the period of time between January 1, 1995 and the date of the CID. We have responded to all of the Texas AG’s requests to date, and we understand that the investigation is continuing.

Subpeona duces tecum from the Office of the Attorney General, California

On November 3, 2014, Dr. Reddy’s Laboratories, Inc. received a subpoena duces tecum to appear before the Office of the Attorney General, California (the “California AG”) and produce records and documents relating to the pricing of certain products. A set of five interrogatories related to pricing practices was served as well. On July 18, 2016, the California AG sent a letter to inform Dr. Reddy’s Laboratories, Inc. that, in light of the information provided to that date, no further information would be requested at present in response to this subpoena.

Subpoenas from the Division of the U.S. Department of Justice (“DOJ”) and the office of the Attorney General for the State of Connecticut

On July 6, 2016 and August 7, 2016, one of our subsidiaries received subpoenas from the DOJ and the office of the Attorney General for the State of Connecticut, respectively, seeking information relating to the marketing, pricing and sale of certain of our generic products and any communications with competitors about such products. We have been cooperating, and intend to fully cooperate, with these inquiries.

Agreement with Amgen

During the three months ended September 30, 2016, we entered into an agreement with Amgen Inc. (“Amgen”) that effectively expands the strategic collaboration we entered with Amgen in August 2015.  Under the terms of the new agreement, we will commercialize the oncology and osteoporosis medicines XGEVA® (denosumab), Vectibix® (panitumumab) and Prolia® (denosumab) in India.

State Attorneys General Civil Actions in the United States

On December 18, 2016, the Attorneys General for 19 states filed claims in the United States District Court for the District of Connecticut against a number of pharmaceutical companies alleging conspiracies to fix prices and to allocate bids and customers from 2013 through at least 2016, with respect to two generic drugs for which our Company and our U.S. subsidiaries were not named as defendants.

In April 2017, a total of 45 states, plus the District of Columbia and the Commonwealth of Puerto Rico, joined as plaintiffs in this case (the “State AG Action”). In August 2017, the State AG Action was transferred and consolidated with the private plaintiff class actions pending in the multi-district litigation (MDL-2724) in the United States District Court for the Eastern District of Pennsylvania. On October 31, 2017, the Attorneys General for the 45 States, plus the District of Columbia and the Commonwealth of Puerto Rico, filed an Amended Complaint in the State AG Action in MDL-2724 which has added our U.S. subsidiary as a defendant. The State AG Action alleges that our subsidiary and other named defendants engaged in a conspiracy to fix prices and to allocate bids and customers in the sale of generic zoledronic acid and meprobamate in the United States, and alleges an over-arching conspiracy with the defendants on the other 13 drugs named in the State AG Amended Complaint. The State AG Amended Complaint alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and the consumer and antitrust laws of 45 states, the District of Columbia and the Commonwealth of Puerto Rico, seeking injunctive relief, recovery of treble damages, attorney's fees and other costs. We deny any wrongdoing and intend to vigorously defend against these claims.

ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: February 2, 2018	By:	/s/ Sandeep Poddar
		Name:	Sandeep Poddar
		Title:	Company Secretary